UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2015 to March 31, 2015)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the quarter ended March 31, 2015 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	324,028	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	78,826	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	176,168	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	11,137
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,078
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,109,991	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	21,094
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	19,301
Open Innovation Fund	Dec. 22, 2008	Investment partnership	21,765
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	544,292	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	66,336
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	57,032
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	71,348
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	6,785
Iconcube, Inc.	Sep. 14, 2011	Online information services	1,382
Iconcube Holdings, Inc.	Sep. 5, 2014	Consulting services	1,934
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	65,252
groovers Japan Co. Ltd.**	Feb. 25, 2015	Contents and information distribution	46
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,579,286	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,222
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	4,215
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	297,981	Material
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Holding company for overseas commerce	29,529
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	33,194

2

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	14,290
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,877
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,519
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	394
Iriver Enterprise Ltd.	Jul. 29, 2013	Wholesale and retail	4,931
Iriver Inc.	Feb. 15, 2007	Wholesale and retail	3,008
Iriver America Inc.***	May 1, 2005	Wholesale and retail	—
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,242
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	42,159
YTK Investment Ltd.	Jul. 1, 2010	Investment	27,944
Atlas Investment	Jun. 24, 2011	Investment	66,596
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	31,633
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	230,925	Material
Shopkick, Inc.	Jun.1, 2009	Mileage based e-commerce application development	28,216

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
**	groovers Japan Co. Ltd. was established in the first quarter of 2015 and the total assets set forth above represent the capital held at establishment.
**	Iriver America Inc. is currently in liquidation proceedings.

Changes in subsidiaries are set forth below.

Change	Name	Remarks
Additions	groovers Japan Co. Ltd.	Established by Iriver Ltd. (“Iriver”) in the first quarter of 2015
Exclusions	Iriver CS Co., Ltd.	Merged into Iriver
	Shenzen E-eye High Tech Co., Ltd. (“Shenzen E-eye”)	Disposed of equity investment

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

3

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed the Company’s technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In December 2014, the Company launched tri-band LTE-A, which is four times faster than LTE. The Company also launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO), reflecting the data pattern usage of customers and their lifestyles. The Company also launched new customer-focused products in 2014 such as the “T-Phone,” “T-outdoor” and “T Kids Phone - Joon.” In addition, the Company launched services for pet owners, “Pet Fit” and “T-Pet”, as a means of addressing the rapidly growing pet market. The Company plans to increase its profitability by strengthening its retention strategy in the era of data-intensive services by leveraging its competitive advantages.

In the business-to-business (“B2B”) area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. In 2014, the number of its mobile IPTV service subscribers increased by 1.56 million to reach 2.37 million subscribers by the end of the year and as of March 31, 2015, the number of subscribers was 2.80 million. In the area of healthcare, the Company achieved the following milestones during 2014: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration, the Company entered the Chinese healthcare market and the Company was the first Korean company to export medical information systems. As with the healthcare business, the Company plans to continue to find and develop new growth engines in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan, and currently provides such service nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

4

(3)	Other businesses

With respect to the Company’s e-commerce business, 11th Street, a platform service that connects various sellers and purchasers online, continues to gain market share. In the commerce platform business area, the Company, utilizing the existing network of partner businesses of OK Cashbag, Korea’s largest loyalty mileage program with 39 million members, consumer information from big data, information technology, and other sources of competitive edges that can lead the industry, launched Syrup to provide smart shopping services to consumers and Syrup Store to provide integrated marketing solutions to partner businesses in June 2014. Syrup, a mobile wallet service upgraded and rebranded from its predecessor service, Smart Wallet, reached 13.9 million users as of March 31, 2015 and leads the online-to-offline commerce. In the location-based services business area, users of the Company’s T-Map Navigation service reached 18.1 million as of March 31, 2015. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 23.6 million subscribers as of March 31, 2015 and which the Company plans to expand. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment. SK Planet Co., Ltd. (“SK Planet”) will continue to provide value to customers by constantly developing and improving its services.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

5

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

6

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On April 8, 2014, S&P raised the outlook on the Company’s rating from A- (Stable) to A- (Positive).

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company will acquire all of the shares of SK Broadband that it does not otherwise own in exchange for its treasury shares such that SK Broadband will become a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

7

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
Description	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

8

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The estimated date of investment is April 2, 2014 and the cumulative investment amount will total Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

9

(6)	Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks. on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9% as of May 4, 2015.

(7)	Acquisition of shares of Iriver

In order to foster application development and smartphone accessories as part of the Company’s growth engines, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited on August 13, 2014. As of December 31, 2014, the Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company concluded that it has effective control as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States.

(9)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio in the Chinese market on high-growth business areas in the field of information and communication technology (“ICT”). The sale was completed on March 23, 2015.

(10)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group for cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance with, and pursue opportunities to create synergies with, Hana Financial Group.

(11)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband will be allotted 0.0168936 common shares of SK Telecom

•	Shares to be exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

10

ø	The aforementioned schedule of events is subject to change due to consents or approvals required under applicable laws or based on discussions with relevant institutions. Please refer to the Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2015, the Form 6-K/A furnished to the SEC on April 8, 2015 and the Form CB filed with the SEC on April 21, 2015 for other relevant information.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

(2)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the Share Exchange. The Share Exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the Share Exchange, the Company will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market, and SK Broadband will become a wholly-owned subsidiary of the Company and will be delisted from the KRX KOSDAQ Market. There will be no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband will be allotted 0.0168936 common shares of SK Telecom

•	Shares to be exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

ø	The aforementioned schedule of events is subject to change due to consents or approvals required under applicable laws or based on discussions with relevant institutions. Please refer to the Form 6-K furnished to the SEC on March 20, 2015, the Form 6-K/A furnished to the SEC on April 8, 2015 and the Form CB filed with the SEC on April 21, 2015 for other relevant information.

11

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

[SK Communications]

(1)	Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2)	Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

(3)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 8, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2,824 million.

(4)	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds 100% equity stake in M&Service.

12

[Neosnetworks]

On March 31, 2015, Noes Networks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion subject to adjustment depending on the customer transfer rate, is currently determined to be Won 14.0 billion, and the final acquisition cost will be determined on September 30, 2015 based on the customer transfer rate as of such date. Joeun Safe was spun off from its parent company Joeun System in 2006, and has the fourth largest market share in the Korean unmanned security industry. Upon this acquisition, it is expected that the Company will quickly expand into the unmanned security market.

[Iriver]

(1) Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger date and merger registration date are January 31, 2015 and February 2, 2015, respectively.

(2) New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

13

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135,108 million in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was delivered in full as of January 6, 2014 and currently has no amount outstanding.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3. Total Number of Shares

ø The information below is as based on the shareholder registry as of April 6, 2015, which is the record date for purposes of dissenting on the Share Exchange being conducted in accordance with the procedures for a small-scale share swap.

A.	Total Number of Shares

(As of April 6, 2015)	(Unit: in shares)
Classification	Share type
	Common shares		Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	9,809,375	—	9,809,375	—
VI. Number of shares outstanding (IV-V)	70,936,336	—	70,936,336	—

14

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of April 6, 2015)								(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	7,086,028	—	—	—	7,086,028

			Preferred shares	—	—	—	—	—

	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	3,886,710	—	—	—	3,886,710

			Preferred shares	—	—	—	—	—

Other acquisition			Common shares	(1,163,363)	—	—	—	(1,163,363)
			Preferred shares	—	—	—	—	—

Total			Common shares	9,809,375	—	—	—	9,809,375

			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

15

4.	Status of Voting Rights

(As of April 6, 2015)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—

	Preferred share	—	—

Number of shares without voting rights (B)	Common share	9,809,375	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,936,336	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(3)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(5)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(7)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

16

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2014	As of and for the year ended December 31, 2013	As of and for the year ended December 31, 2012
Par value per share (Won)		500	500	500
(Consolidated) Net income		1,799,320	1,609,549	1,115,663
Net income per share (Won)		25,154	23,211	16,525

Total cash dividend		666,802	666,374	655,133

Total stock dividends		—	—	—

(Consolidated) Percentage of cash dividend to available income (%)		37.1	41.4	58.7
Cash dividend yield ratio (%)	Common share	3.5	4.1	6.2
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share of Won 9,400 includes the interim cash dividend per share of Won 1,000.

17

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	SK Planet America LLC	Digital contents provider and sourcing services
	Shopkick Management Company, Inc.	Investment business

[Wireless Business]

A.	Industry Characteristics

As of March 31, 2015, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching over 60% this quarter (61.5%).

18

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of March 31, 2015	As of December 31,
			2014	2013	2012
Number of subscribers	SK Telecom	26,079	29,613	27,352	26,961
	Others (KT, LGU+)	26,283	27,595	27,328	26,663
	MVNO	4,967	—	—	—

	Total	57,329	57,208	54,680	53,624

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website. MVNO subscribers disclosed separately starting in 2015.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2015	2014	2013	2012
Mobile communication services	49.5	50.0	50.0	50.3

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the quarter ended March 31, 2015, the Company recorded Won 4.2 trillion in revenue and Won 0.4 trillion in operating income on a consolidated basis and Won 3.1 trillion in revenue and Won 0.4 trillion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of March 31, 2015 was 28.38 million, a decrease of approximately 230,000 from the previous quarter due to the termination of pre-paid wireless telephone subscribers that were not using their service for a long period of time. In particular, the number of smartphone subscribers as of March 31, 2015 was 19.76 million, an increase of approximately 270,000 from the previous quarter, including 17.4 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and “T Baseball Multiview,” which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 18 years, 18 years and 16 years, respectively.

19

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products which address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products are continuing to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings including mobile IPTV, bundled wireless and IPTV products and ultra-high definition services for smart televisions. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services has greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)
Classification		As of March 31, 2015	As of December 31,
			2014	2013
Fixed-line Subscribers	High-speed Internet	19,335	19,199	18,738
	Fixed-line telephone	16,785	16,939	17,620
	IPTV (real-time)	10,840	10,840	8,522

*	Source: MSIP website and Korea Communications Commission website
*	The number of IPTV subscribers as of March 31, 2015 has not yet been disclosed by the MSIP so the number as of December 31, 2014 is shown instead.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

20

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of March 31, 2015	As of December 31,
		2014	2013	2012
High-speed Internet (include resales)	25.3	25.1	24.4	24.1
Fixed-line telephone (include Voice over Internet Protocol (“VoIP”))	17.1	17.0	16.9	16.7
IPTV	26.0	26.1	23.8	22.0

*	Source: MSIP website and the Korea Communications Commission website.
*	With respect to VoIP services, the market share was calculated based on the number of VoIP subscribers among the Company, KT and LG U+.
*	The number of IPTV subscribers as of March 31, 2015 has not yet been disclosed by the MSIP so the number as of December 31, 2014 is shown instead.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services and on the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company is reinforcing its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition.

In September 2013, the Company developed technology that compresses videos for its ultra-high definition IPTV services. During the first quarter of 2014, the Company commercialized new transmission technology that can more efficiently transmit signals on the hybrid fiber-coaxial network despite its limited frequency. Furthermore, the Company solidified its technological leadership for providing ultra-high definition broadcasting for wireless and fixed line in the IPTV industry by commercializing a unique ultra-high-definition service that can be provided directly to smart televisions without the installation of “smart” set-top boxes in April 2014 and started transmitting ultra-high definition contents to mobile IPTV in May 2014.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

21

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continues to increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1) Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2) Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and Hoppin, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015.

22

Syrup is a consumer-oriented commerce service and its goal is to minimize its customers’ time and efforts while maximizing the economic benefits provided by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 39 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 18.1 million as of March 31, 2015, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 23.57 million subscribers and cumulative downloads of 2.6 billion as of March 31, 2015, solidifying its leadership position in the application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service enables subscribers to enjoy wide-ranging video on demand contents. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 28.7% in the instant messenger market in Korea with 5.45 million net users during March 2015. The Company’s Internet search portal service, “Nate,” had a page-view market share of 4.1% as of March 31, 2015. (Source: Korean Click, based on fixed-line access)

ø	Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

23

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	3,326,665 (78%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7Mobile and others	616,706 (15%)
Other	SK Planet Co., Ltd, SK Communications Co., Ltd., Iriver Inc. M&Service Co., Ltd.,	Internet portal service and e-commerce	OK Cashbag, NATE, T Store, T-Map Navigation and others	296,915 (7%)

Total				4,240,286 (100%)

[Wireless Business]

As of March 31, 2015, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of March 31, 2015, broadband Internet and TV services comprised 54.3% of SK Broadband’s revenue, telephony service 20.6%, corporate data services 24.5% and other telecommunications services 0.6%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, Hoppin, OK Cashbag and others

Display advertisement	Online advertisement services	Nate, Nate-On

Search advertisement	Online advertisement services	Nate, Nate-On

Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2015	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000	3,193	—

Total					20,000	3,193	—

24

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2015	2016	2017
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

While the Company increased capital expenditures in the first quarter of 2015 for the strengthening of network fundamentals, the Company expects that the total amount of capital investments in 2015 will be similar to that of 2014.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	For the quarter ended March 31, 2015	Backbone and subscriber network / others	Expand subscriber networks and facilities	1,248	493	To be determined
Telephone						11
Television						204
Corporate Data				Increase leased-line and integrated information system		390
Others				Expand networks and required space		150

Total					1,248	1,248

4.	Revenues

				(Unit: in millions of Won)
Business	Sales type	Item		For the quarter ended March 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Wireless	Services	Mobile communication	Export	676	6,773	2,526
			Domestic	3,325,989	13,521,108	13,313,006

			Subtotal	3,326,665	13,527,881	13,315,532

Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	17,756	63,608	28,002
			Domestic	598,950	2,386,312	2,296,387

			Subtotal	616,706	2,449,920	2,324,389

Other	Services	Display and Search ad., Content	Export	10,655	20,798	14,049
			Domestic	286,260	1,165,199	948,084

			Subtotal	296,915	1,185,997	962,133

Total			Export	61,650	91,197	44,577

			Domestic	4,178,636	17,072,619	16,557,477

			Total	4,240,286	17,163,798	16,602,054

25

(Unit: in millions of Won)
For the quarter ended March 31, 2015	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,773,632	760,228	475,124	5,008,984	(768,698)	4,240,286

Internal sales	446,967	143,522	178,209	768,698	(768,698)	—
External sales	3,326,665	616,706	296,915	4,240,286	—	4,240,286
Operating income (loss)	412,641	17,208	(27,201)	402,648	—	402,648
Profit (loss) for the period	—	—	—	—	—	560,013

Total assets	23,185,052	3,446,138	3,015,873	29,647,063	(1,822,646)	27,824,417

Total liabilities	9,677,171	2,179,175	789,670	12,646,016	101,250	12,747,266

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of March 31, 2015 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$86,338,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

26

B.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of Won 100 million)	—	—	—	—	10,442	10,442
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(37,223)	(11,884)	(15,257)	129,806	—	65,442
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	6,648	—	(371)	—	—	6,277

Total assets						82,161

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(6,683)	(2,134)	(20,620)	—	—	(29,437)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(19,681)	(6,284)	10,088	—	—	(15,877)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	4,779	1,526	(81,472)	—	—	(75,167)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,848)	(1,867)	6,402	—	—	(1,313)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$86,338,000)	(4,152)	(1,325)	4,294	—	—	(1,183)

Total liabilities						(122,977)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to Won 10 million was accounted for as derivative financial assets.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Goods	Telcoware Co.	January 22, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	118
Construction	Kocom	January 9, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	60
Equipment	Oracle Korea	January 1, 2015	December 31, 2017	2015 B2B SK Planet Oracle DBMS ULA	49
Real Estate	Individuals	January 1, 2015	March 31, 2015	Purchase of land (Nowon Kongleung region and two others)	36
Real Estate	SK Broadband Co., Ltd.	February 1, 2015	January 31, 2016	Namsan Office Building Lease Contract	52

Subtotal					315

27

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2014 to Oct. 2015	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2012 to Dec. 2014 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Daum Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Daum Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the quarter ended March 31,	For the year ended December 31,		Remarks
		2015	2014	2013
	Raw material	201	530	38	—
	Labor	16,655	71,224	79,865	—
	Depreciation	36,745	176,975	158,158	—
	Commissioned service	8,055	67,802	22,923	—
	Others	9,439	81,221	102,668	—

	Total R&D costs	71,095	397,752	363,652	—

Accounting	Sales and administrative expenses	69,470	390,943	352,385	—
	Development expenses (Intangible assets)	1,625	6,809	11,267	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.68%	2.32%	2.19%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including registering and licensing of the brands.

28

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 5,099 Korean-registered patents, 339 U.S.-registered patents, 228 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 932 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 411 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2015, SK Planet held 2,559 registered patents, 112 registered design marks, 1,237 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 108 U.S.-registered patents, 86 Chinese-registered patents, 60 Japanese-registered patents, 24 E.U.-registered patents (all including patents held jointly with other companies) and 285 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2015, SK Communications held 77 registered patents, 26 registered design rights and 700 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

29

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2015, December 31, 2014 and December 31, 2013 and for the quarters ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. The Company’s reviewed consolidated financial statements as of March 31, 2015 and December 31, 2014 and for the quarters ended March 31, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	5,228,504	5,083,148	5,123,415
• Cash and Cash Equivalents	740,420	834,429	1,398,639
• Accounts Receivable – Trade, net	2,374,763	2,392,150	2,257,316
• Accounts Receivable – Other, net	670,728	690,527	643,603
• Others	1,442,593	1,166,042	823,857
Non-Current Assets	22,595,913	22,858,085	21,453,100
• Long-Term Investment Securities	879,855	956,280	968,527
• Investments in Associates and Joint Ventures	6,345,631	6,298,088	5,325,297
• Property and Equipment, net	10,404,953	10,567,701	10,196,607
• Intangible Assets, net	2,387,444	2,483,994	2,750,782
• Goodwill	1,917,365	1,917,595	1,733,261
• Others	660,665	634,427	478,626

Total Assets	27,824,417	27,941,233	26,576,515

Liabilities
Current Liabilities	5,323,745	5,420,310	6,069,220
Non-Current Liabilities	7,423,521	7,272,653	6,340,738

Total Liabilities	12,747,266	12,692,963	12,409,958

Equity
Equity Attributable to Owners of the Parent Company	14,345,583	14,506,739	13,452,372
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	277,764	277,998	317,508
Retained Earnings	14,029,660	14,188,591	13,102,495
Reserves	(6,480)	(4,489)	(12,270)
Non-controlling Interests	731,568	741,531	714,185

Total Equity	15,077,151	15,248,270	14,166,557

Total Liabilities and Equity	27,824,417	27,941,233	26,576,515

Number of Companies Consolidated	39	40	28

	(Unit: in millions of Won except per share amounts)
	For the quarter ended March 31, 2015	For the quarter ended March 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	4,240,286	4,201,920	17,163,798	16,602,054
Operating Income	402,648	252,396	1,825,105	2,011,109
Profit Before Income Tax	560,013	332,577	2,253,828	1,827,101
Profit for the Period	442,747	267,309	1,799,320	1,609,549
Profit for the Period Attributable to Owners of the Parent Company	444,495	269,814	1,801,178	1,638,964

30

	(Unit: in millions of Won except per share amounts)
	For the quarter ended March 31, 2015	For the quarter ended March 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Profit for the Period Attributable to Non-controlling Interests	(1,748)	(2,505)	(1,858)	(29,415)
Basic Earnings Per Share (Won)	6,266	3,804	25,154	20,708
Diluted Earnings Per Share (Won)	6,266	3,804	25,154	23,211

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2015, December 31, 2014 and December 31, 2013 and for the quarters ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. The Company’s reviewed separate financial statements as of March 31, 2015 and December 31, 2014 and for the quarters ended March 31, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	2,854,093	2,689,913	2,817,782
• Cash and Cash Equivalents	143,307	248,311	448,459
• Accounts Receivable – Trade, net	1,550,930	1,559,281	1,513,138
• Accounts Receivable – Other, net	307,763	305,990	388,475
• Others	852,093	576,331	467,710
Non-Current Assets	19,610,528	20,022,549	20,009,637
• Long-Term Investment Securities	587,248	608,797	729,703
• Investments in Subsidiaries and Associates	8,019,329	8,181,769	8,010,121
• Property and Equipment, net	7,555,158	7,705,906	7,459,986
• Intangible Assets, net	1,843,259	1,928,169	2,239,167
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	299,298	291,672	264,424

Total Assets	22,464,621	22,712,462	22,827,419

Liabilities
Current Liabilities	3,558,349	3,378,046	4,288,073
Non-Current Liabilities	5,681,822	5,792,195	5,223,938

Total Liabilities	9,240,171	9,170,241	9,512,011

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	433,894	433,894	433,894
Retained Earnings	12,694,668	12,996,790	12,665,699
Reserves	51,249	66,898	171,176

Total Equity	13,224,450	13,542,221	13,315,408

Total Liabilities and Equity	22,464,621	22,712,462	22,827,419

	(Unit: in millions of Won except per share amounts)
	For the quarter ended March 31, 2015	For the quarter ended March 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	3,133,456	3,263,703	13,012,644	12,860,379
Operating Income	407,826	251,294	1,737,160	1,969,684
Profit Before Income Tax	378,761	195,944	1,321,750	1,220,797
Profit for the Period	295,786	153,533	1,028,541	910,157
Basic Earnings Per Share (Won)	4,170	2,164	14,262	12,837
Diluted Earnings Per Share (Won)	4,170	2,164	14,262	12,837

31

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the quarter ended March 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,681,428	236,771	9%
Loans	164,811	27,714	17%
Accounts receivable – other	751,635	77,281	10%
Accrued income	10,460	—	0%
Guarantee deposits	298,899	—	0%

Total	3,907,233	341,766	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%

Total	3,912,383	328,191	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2013
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,495,155	224,685	9%
Loans	164,306	27,469	17%
Accounts receivable – other	715,405	71,802	10%
Accrued income	11,970	29	0%
Guarantee deposits	252,148	—	0%

Total	3,638,984	323,985	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the quarter ended March 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	328,191	323,985	300,668
Increase of allowance for doubtful accounts	13,013	63,697	79,330
Reversal of allowance for doubtful accounts	(2,154)	—	(359)
Write-offs	(4,181)	(89,529)	(76,697)
Other	6,897	30,039	21,042
Ending balance	341,766	328,191	323,985

32

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables and for such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	As of March 31, 2015
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – trade	2,441,434	42,547	130,864	66,584	2,681,429
Percentage	91.05%	1.59%	4.88%	2.48%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the quarter ended March 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Merchandise	272,449	246,738	161,928
Goods in transit	—	—	—
Other inventories	22,596	20,929	15,192

Total	295,045	267,667	177,120

Percentage of inventories to total assets [ Inventories / Total assets ]	1.06%	0.96%	0.67%

Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.98	7.55	6.20

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 4(5) to 4(7) and 4(16) of the notes to our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 for more information.

33

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Quarter ended March 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Quarter ended March 31, 2015	—	—
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

3.	Auditor (Separate)

Quarter ended March 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Quarter ended March 31, 2015	—	—
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320,000	19,008
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280,000	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

34

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Quarter ended March 31, 2015	—	—	—	—
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18-April 2, 2014	50
	May 28, 2014	Tax advice	May 28-September 23, 2014	42
	June 12, 2014	Review revised local tax laws	June 12-July14, 2014	22
Year ended December 31, 2013	N/A	—	—	—

6.	Change of Independent Auditors

Not applicable.

35

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of May 6, 2015)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Jay Young Chung

At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the meeting of the Board of Directors held on March 20, 2015, Jay Young Chung was appointed as the chairman of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date		Agenda	Approval
371st (the 1st meeting of 2015)	February 5, 2015	-	Financial statements as of and for the year ended December 31, 2014	Approved as proposed
		-	Annual business report as of and for the year ended December 31, 2014	Approved as proposed
		-	Bond offering	Approved as proposed
		-	Lease contract of Namsan office building with SK Broadband	Approved as proposed
		-	Report of internal accounting management	—
		-	Report for the period after the fourth quarter of 2014	—

372nd (the 2nd meeting of 2015)	February 24, 2015	-	Convocation of the 31st General Meeting of Shareholders	Approved as proposed
		-	Report of internal accounting management	—

373rd (the 3rd meeting of 2015)	March 20, 2015	-	Election of the representative director	Approved as proposed
		-	Election of the chairman of the Board of Directors	Approved as proposed
		-	Election of committee members	Approved as proposed
		-	Financial transactions with affiliated company (SK Securities)	Approved as proposed
		-	Comprehensive exchange of shares with SK Broadband	Approved as proposed
		-	Disposal of treasury shares	Approved as proposed

374th (the 4th meeting of 2015)	April 23, 2015	-	Additional investment in Neosnetworks	Approved as proposed
		-	Reappointment of compliance officer	Approved as proposed
		-	Provision of funds for management of the 2015 SUPEX meetings	Approved as proposed
		-	Report for the period after the first quarter of 2015	—

375th (the 5th meeting of 2015)	May 6, 2015	-	Approval of Share Exchange Agreement with SK Broadband	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.
*	The term of Lim Hyun Jin ended on March 20, 2015.

36

C.	Committees within Board of Directors

(1)	Committee structure (as of May 6, 2015)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Jae Hoon Lee, Dae Shick Oh	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hyeon Ahn, Jay Young Chung, Dae Shick Oh	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Jae Hyeon Ahn, Jae Hoon Lee	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

37

Major activities of the Audit Committee as of May 6, 2015 are set forth below.

Meeting	Date		Agenda	Approval
The 1st meeting of 2015	February 4, 2015	-	Report of internal accounting management system	—
		-	Review of business and audit results for the second half of 2014 and business and audit plans for 2015	—
		-	Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		-	Service contract with SKTCH	Approved as proposed
		-	Transactions with INFOSEC Co., Ltd. in the first quarter of 2015	Approved as proposed
		-	Engagement of Independent Auditing Firm for 2015 to 2017	Approved as proposed

The 2nd meeting of 2015	February 23, 2015	-	Report on the IFRS audit of fiscal year 2014	—
		-	Report on review of 2014 internal accounting management system	—
		-	Evaluation of internal accounting management system operation	Approved as proposed
		-	Agenda and document review for the 31st General Meeting of Shareholders	Approved as proposed
		-	Auditor’s report for fiscal year 2014	Approved as proposed
		-	Construction of fixed-line and wireless networks in 2015	Approved as proposed
		-	Contract for payment of customer appreciation gifts in 2015	Approved as proposed

The 3rd meeting of 2015	March 19, 2015	-	Transactions with SK C&C Co., Ltd. in the second quarter of 2015	Approved as proposed
		-	Transactions with INFOSEC Co., Ltd. in the second quarter of 2015	Approved as proposed
		-	Transaction with SK Planet Co., Ltd. for VIP program in 2015	Approved as proposed

The 4th meeting of 2015	April 22, 2015	-	Election of the chairman	Approved as proposed
		-	Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.	Approved as proposed
		-	Remuneration for outside auditor for fiscal year 2015	Approved as proposed
		-	Outside auditor service plan for fiscal year 2015	Approved as proposed
		-	Audit plan for fiscal year 2015	—

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

38

VII. SHAREHOLDERS

ø The information below is as based on the shareholder registry as of April 6, 2015, which is the record date for purposes of dissenting on the Share Exchange being conducted in accordance with the procedures for a small-scale share swap.

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of April 6, 2015)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	4,000	0.00	0	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	0	0.00	251	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	0	0.00

Total		Common share	20,368,290	25.22	20,363,803	25.22

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company in accordance with the Fair Trade Act and as of March 31, 2015, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&C Co., Ltd., SK Shipping Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	905,691	Trading and Energy	Publicly Listed
SKC Co., Ltd.	42.3%	254,632	PET Film Manufacturing and Chemical Products	Publicly Listed
SK E&C Co., Ltd.	44.5%	470,014	Infrastructure, Architectural Housing and Plant Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	420,568	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	328,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and Landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of March 31, 2015.

39

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of March 31, 2015. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Matters Relevant to the Largest Shareholder

On April 20, 2015, the board of directors of SK Holdings resolved to merge with and into SK C&C Co., Ltd (“SK C&C”) in August 2015, subject to the approval of the respective shareholders of SK Holdings and SK C&C and the receipt of relevant regulatory consents and approvals, among other conditions.

It is expected that the combination of SK C&C’s growth potential based on ICT capabilities and SK Holdings’ resources will lead to an improved financial structure and provide for enhanced capacity to discover new growth engines, thus leading to greater competitiveness of the two companies.

•	Surviving entity: SK C&C

•	Name of the surviving entity after the merger: SK Holdings (tentative)

•	Merger Ratio:

•	Common share of SK C&C : Common share of SK Holdings = 1 : 0.7367839

•	Preferred share of SK C&C : Preferred share of SK Holdings = 1 : 1.1102438

3.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of April 6, 2015)			(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company (ownership of 200 shares of the Company)
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha

*	Shares held are the sum of shares held by SK Holdings and its related parties.

40

4.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of April 6, 2015)		(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	10,002,593	12.39%	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	9,809,375	12.15	Treasury shares
4	National Pension Service	6,018,012	7.45	—
Shareholdings under the Employee Stock Ownership Program		4,053	0.01	—

B.	Shareholder Distribution

(As of April 6, 2015)		(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	24,713	99.73%	32,509,480	40.26%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

5.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

	(Unit: in Won and shares)
Types		March 2015	February 2015	January 2015	December 2014	November 2014	October 2014
Common stock	Highest	290,500	301,000	290,000	286,500	289,500	298,500
	Lowest	269,000	274,000	264,000	268,000	273,500	259,000
Monthly transaction volume		3,612,290	2,153,718	3,341,160	3,359,174	2,928,557	2,473,022

B.	Foreign Securities Market

New York Stock Exchange				(Unit: in U.S. dollars and number of American Depositary Receipts)
Types		March 2015	February 2015	January 2015	December 2014	November 2014	October 2014
Depository Receipt	Highest	29.30	29.76	29.27	28.59	28.91	30.62
	Lowest	26.22	27.65	26.78	27.01	27.64	27.26
Monthly transaction volume		14,783,781	14,057,769	19,189,999	18,808,998	16,388,729	14,654,305

41

VIII.     EMPLOYEES AND DIRECTORS

1.	Employees

(As of March 31, 2015)					(Unit: in persons and millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year 2015	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,670	60	—	3,730	13.6	177,144	48	—
Female	569	51	—	619	11.6	20,448	33	—

Total	4,238	111	—	4,349	13.3	197,592	46	—

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).
*	Average wage per person was calculated based on the average number of employees as of March 31, 2015 (Total: 4,336, Male: 3,718 Female: 618)

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2015)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

(As of March 31, 2015)			(Unit: in millions of Won)
Classification	Number of Directors*	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	4	1,381	345
Independent Directors	2	39	19
Audit Committee Members	3	58	19

Total	9	1,478	—

*	Includes three directors whose terms have expired as of March 31, 2015.

3.	Individual Compensation of Directors

(As of March 31, 2015)	(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	716
Dong Seob Jee	Head of Strategy & Planning Office	527

42

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,221	—	—	1,221	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount

B.	Acquisition and Sale of Securities

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount

C.	Transfer of Assets

	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK Broadband	Affiliate	Vehicles and transportation equipment	Disposition of assets	March 17, 2015	—	32
SK Planet	Affiliate	Machinery and equipment	Disposition of assets	March 31, 2015	—	1	—

Total					—	33	—

D.	Transfer of Business

None.

43

3.	Transactions with the Largest Shareholder

	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/Purchases	January 1, 2015 to March 31, 2015	Marketing commissions, etc.	248,290

4.	Related Party Transactions

See note 33 of the notes to our consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	82,739	61,812	63,751	80,800	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,200	500	—	1,700	—	—

44

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda			Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1.	Approval of the financial statements for the year ended December 31, 2010		Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors		Approved
	3.	Amendment to Company Regulation on Executive Compensation		Approved (Won 12 billion)
	4.	Election of directors
		-	Election of inside directors	Approved (Sung Min Ha, Jin Woo So)
		-	Election of independent directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
		-	Election of independent directors as Audit Committee members	Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1.	Approval of the Spin-off Plan		Approved (Spin-off of SK Planet)
	2.	Election of director		Approved (Jun Ho Kim)
28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1.	Approval of the financial statements for the year ended December 31, 2011		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Young Tae Kim)
		-	Election of an inside director	Approved (Dong Seob Jee)
		-	Election of an independent director	Approved (Hyun Chin Lim)
	4.	Election of an independent director as Audit Committee member		Approved (Hyun Chin Lim)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)	1.	Approval of the financial statements for the year ended December 31, 2012		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Dae Sik Cho)
		-	Election of an independent director	Approved (Dae Shick Oh)
	4.	Election of an independent director as Audit Committee member		Approved (Dae Shick Oh)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)
30th Fiscal Year Meeting of Shareholders (March 21, 2014)	1.	Approval of the financial statements for the year ended December 31, 2013		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Sung Min Ha)
		-	Election of an independent director	Approved (Jay Young Chung)
		-	Election of an independent director	Approved (Jae Hoon Lee)
		-	Election of an independent director	Approved (Jae Hyeon Ahn)
	4.	Election of an independent director as Audit Committee member		Approved (Jae Hyeon Ahn)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)

45

Date	Agenda			Resolution
31st Fiscal Year Meeting of Shareholders (March 20, 2015)	1.	Approval of the financial statements for the year ended December 31, 2014		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Dong Hyun Jang)
	4.	Election of an independent director as Audit Committee member		Approved (Jae Hoon Lee)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim against Welcome Savings Bank	March 2014	353,403	Pending before district court
Dispute to dismiss an order to compensate for damages	October 2014	715,121	Pending before district court
Damages claim against Golden Young and others	April 2011	908,166	Pending before appellate court
Others		86,458

Total	—	2,063,148	—

46

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Haein Networks Co., Ltd.	March 2013	101,000	Pending before district court
Damages claim by Mag Telecom Co., Ltd. and others	January 2012	606,000	Pending before district court
Damages claim by GT Com Co., Ltd.	March 2014	101,000	Pending before district court
Others		368,005

Total	—	1,176,005	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 1,775 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 11.7 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

[SK Planet]

A.	Material Legal Proceedings

As of March 31, 2015, there was one pending proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 520,000. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of March 31, 2015, the aggregate amount of claims was Won 2.1 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of March 31, 2015 are set forth in the table below.

	(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	863,000
Seoul Guarantee Insurance Company	Support for production and publication of cartoon series	160,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	180,000

47

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of Won 3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

3.	Status of sanctions, etc.

[SK Telecom]

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company filed an administrative proceeding to appeal the order and the Seoul High Court ruled against it on October 29, 2014. The Company appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

48

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On November 15, 2013, the Korea Communications Commission imposed a fine of Won 676 million and issued a correctional order for limiting termination of telecommunication services. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by December 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

49

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The Company plans to acquire new customers thereafter.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information. The Company plans to pay the fine and implement the improvement of the procedures and report to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in the future.

[SK Broadband]

(1)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(2)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•	Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(3)	Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Subject Company: SK Broadband

50

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•	Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Has distributed information sheets on current terms and conditions to new subscribers since November 25, 2013.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

(4)	Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•	Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(5)	Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(6)	Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•	Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

51

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(7)	Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

4.	Important Matters That Occurred After March 31, 2015

[SK Broadband]

On May 6, 2015, the Share Exchange and the voluntary delisting of SK Broadband from the KRX KOSDAQ Market were approved at the extraordinary meeting of shareholders.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of March 31, 2015)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

52

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2015, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.
Seoul, Korea
May 8, 2015

This report is effective as of May 8, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Assets
Current Assets:
Cash and cash equivalents	31,32	~~W~~	740,420	834,429
Short-term financial instruments	5,31,32,33,34		313,972	313,068
Short-term investment securities	8,31,32		310,105	280,161
Accounts receivable - trade, net	6,31,32,33		2,374,763	2,392,150
Short-term loans, net	6,31,32,33		78,247	74,512
Accounts receivable - other, net	6,31,32,33		670,728	690,527
Prepaid expenses			135,902	134,404
Inventories, net	7,34		295,045	267,667
Assets classified as held for sale	9		174,307	10,510
Advanced payments and other	6,8,31,32,33		135,015	85,720

Total Current Assets			5,228,504	5,083,148

Non-Current Assets:
Long-term financial instruments	5,31,32,34		635	631
Long-term investment securities	8,31,32		879,855	956,280
Investments in associates and joint ventures	10		6,345,631	6,298,088
Property and equipment, net	11,33,34		10,404,953	10,567,701
Investment property, net	12		15,052	14,997
Goodwill	13		1,917,365	1,917,595
Intangible assets, net	14		2,387,444	2,483,994
Long-term loans, net	6,31,32,33		58,850	55,728
Long-term accounts receivable - other	6,31,32		3,626	3,596
Long-term prepaid expenses	34		53,085	51,961
Guarantee deposits	5,6,31,32,33		294,541	285,144
Long-term derivative financial assets	20,31,32		82,161	70,035
Deferred tax assets	29		24,426	25,083
Other non-current assets	6,31,32		128,289	127,252

Total Non-Current Assets			22,595,913	22,858,085

Total Assets		~~W~~	27,824,417	27,941,233

See accompany notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Liabilities and Equity
Current Liabilities:
Short-term borrowings	15,31,32	~~W~~	392,362	366,600
Current installments of long-term debt, net	15,31,32		550,986	590,714
Current installments of finance lease liabilities	18,31,32		2,791	3,804
Current installments of long-term payables – other	16,31,32		121,534	189,389
Accounts payable - trade	31,32,33		299,432	275,495
Accounts payable - other	31,32,33		1,659,637	1,381,850
Withholdings	31,32,33		840,289	1,053,063
Accrued expenses	31,32		789,185	952,418
Income tax payable	29		216,110	99,236
Unearned revenue			295,785	327,003
Provisions	17		37,906	51,075
Advanced receipts			117,728	129,255
Liabilities classified as held for sale	9		—	408

Total Current Liabilities			5,323,745	5,420,310

Non-Current Liabilities:
Debentures, excluding current installments, net	15,31,32		5,894,149	5,649,158
Long-term borrowings, excluding current installments	15,31,32		148,115	149,720
Long-term payables – other	16,31,32		566,386	684,567
Long-term unearned revenue			10,519	19,659
Finance lease liabilities	18,31,32		—	26
Defined benefit liabilities	19		127,815	91,587
Long-term derivative financial liabilities	20,31,32		122,977	130,889
Long-term provisions	17		29,821	36,013
Deferred tax liabilities	29		455,495	444,211
Other non-current liabilities	31,32		68,244	66,823

Total Non-Current Liabilities			7,423,521	7,272,653

Total Liabilities			12,747,266	12,692,963

Equity
Share capital	1,21		44,639	44,639
Capital surplus and other capital adjustments	21,22,23		277,764	277,998
Retained earnings	24		14,029,660	14,188,591
Reserves	25		(6,480)	(4,489)

Equity attributable to owners of the Parent Company			14,345,583	14,506,739
Non-controlling interests			731,568	741,531

Total Equity			15,077,151	15,248,270

Total Liabilities and Equity		~~W~~	27,824,417	27,941,233

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2015 and 2014

(In millions of won except for per share data)	Note	March 31, 2015		March 31, 2014

Operating revenue:	4,33
Revenue		~~W~~	4,240,286	4,201,920

Operating expense:	33
Labor cost			474,981	429,139
Commissions paid			1,347,130	1,627,643
Depreciation and amortization	4		692,588	655,828
Network interconnection			234,252	275,797
Leased line			102,997	106,161
Advertising			76,986	85,350
Rent			122,451	109,200
Cost of products that have been resold			490,932	335,697
Other operating expenses	26		295,321	324,709

			3,837,638	3,949,524

Operating income	4		402,648	252,396
Finance income	4,28		34,726	41,089
Finance costs	4,28		(83,827)	(89,874)
Gains related to investments in subsidiaries, associates and joint ventures, net	1,4,10		244,257	145,055
Other non-operating income	4,27		10,339	19,843
Other non-operating expenses	4,27		(48,130)	(35,932)

Profit before income tax	4		560,013	332,577

Income tax expense	29		117,266	65,268

Profit for the period		~~W~~	442,747	267,309

Attributable to:
Owners of the Parent Company		~~W~~	444,495	269,814
Non-controlling interests			(1,748)	(2,505)

Earnings per share	30
Basic earnings per share (in won)		~~W~~	6,266	3,804

Diluted earnings per share (in won)		~~W~~	6,266	3,804

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	March 31, 2015		March 31, 2014

Profit for the period		~~W~~	442,747	267,309

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(8,619)	(4,153)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25		(18,119)	(14,116)
Net change in other comprehensive income of investments in associates and joint ventures	25		4,445	(831)
Net change in unrealized fair value of derivatives	20,25		11,648	4,620
Foreign currency translations differences for foreign operations	25		1,131	1,607

Other comprehensive loss for the period, net of taxes			(9,514)	(12,873)

Total comprehensive income		~~W~~	433,233	254,436

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	434,943	257,120
Non-controlling interests			(1,710)	(2,684)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2014	~~W~~	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(595,865)	—	(595,865)	(170)	(596,035)
Total comprehensive income
Profit (loss) for the period		—	—	269,814	—	269,814	(2,505)	267,309
Other comprehensive loss		—	—	(3,870)	(8,824)	(12,694)	(179)	(12,873)

		—	—	265,944	(8,824)	257,120	(2,684)	254,436
Changes in ownership in subsidiaries		—	(141)	—	—	(141)	141	—

Balance, March 31, 2014	~~W~~	44,639	317,367	12,772,574	(21,094)	13,113,486	711,472	13,824,958

Balance, January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Cash dividends		—	—	(595,865)	—	(595,865)	(143)	(596,008)
Total comprehensive income
Profit (loss) for the period		—	—	444,495	—	444,495	(1,748)	442,747
Other comprehensive income (loss)		—	—	(7,561)	(1,991)	(9,552)	38	(9,514)

		—	—	436,934	(1,991)	434,943	(1,710)	433,233
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Business combination under common control		—	(114)	—	—	(114)	—	(114)
Changes in ownership in subsidiaries		—	(120)	—	—	(120)	(2,884)	(3,004)

Balance, March 31, 2015	~~W~~	44,639	277,764	14,029,660	(6,480)	14,345,583	731,568	15,077,151

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	March 31, 2015		March 31, 2014

Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		~~W~~	442,747	267,309
Adjustments for income and expenses	35		706,189	724,273
Changes in assets and liabilities related to operating activities	35		(634,832)	(564,642)

Sub-total			514,104	426,940
Interest received			10,598	12,873
Dividends received			1	130
Interest paid			(68,711)	(71,747)
Income tax refund received			9,620	21,250

Net cash provided by operating activities			465,612	389,446

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	21,558
Decrease in short-term investment securities, net			—	25,000
Collection of short-term loans			61,742	58,035
Decrease in long-term financial instruments			2,522	—
Proceeds from disposal of long-term investment securities			102,346	12,715
Proceeds from disposal of investments in associates and joint ventures			—	4
Proceeds from disposal of property and equipment			3,346	2,200
Proceeds from disposal of intangible assets			551	1,386
Proceeds from disposal of assets held for sale			989	—
Collection of long-term loans			772	1,249
Decrease of deposits			3,258	3,373
Proceeds from disposal of other non-current assets			18	—
Acquisition of business, net of cash acquired			10,148	—

Sub-total			185,692	125,520
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(899)	—
Increase in short-term investment securities, net			(59,842)	—
Increase in short-term loans			(60,113)	(63,651)
Increase in long-term loans			(9,072)	(1,609)
Increase in long-term financial instruments			(2,528)	—
Acquisition of long-term investment securities			(15,222)	(1,617)
Acquisition of investments in associates and joint ventures			(19,987)	(20,738)
Acquisition of property and equipment			(578,834)	(627,528)
Acquisition of intangible assets			(19,193)	(19,360)
Increase in deposits			(6,907)	—
Increase in other non-current assets			(2,678)	(2)

Sub-total			(775,275)	(734,505)

Net cash used in investing activities		~~W~~	(589,583)	(608,985)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	March 31, 2015		March 31, 2014

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	25,762	506,000
Proceeds from issuance of debentures		507,799	—
Proceeds from long-term borrowings		—	3,552
Changes in ownership in subsidiaries		46	—

Sub-total		533,607	509,552
Cash outflows for financing activities:
Repayments of long-term account payables-other		(190,280)	(207,668)
Repayments of debentures		(310,000)	(406,149)
Repayments of long-term borrowings		(2,168)	(2,492)
Payments of finance lease liabilities		(983)	(5,099)

Sub-total		(503,431)	(621,408)

Net cash provided by (used in) financing activities		30,176	(111,856)

Net decrease in cash and cash equivalents		(93,795)	(331,395)
Cash and cash equivalents at beginning of the period		834,429	1,398,639
Effects of exchange rate changes on cash and cash equivalents		(214)	110

Cash and cash equivalents at end of the period	~~W~~	740,420	1,067,354

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2015, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2015 and December 31, 2014 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	March 31, 2015	December 31, 2014
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.(*1)	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2015 and December 31, 2014 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	March 31, 2015	December 31, 2014
Iconcube Holdings, Inc.	Korea	Investment association	100.0	100.0
Iconcube, Inc.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	66.7	66.7
IRIVER LIMITED(*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
Iriver CS Co., Ltd.(*4)	Korea	After-sales service and logistics agency	—	100.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.(*4)	Japan	Digital music contents sourcing and distribution service	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.(*4)	China	Manufacturing	—	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
shopkick Management Company, Inc.	USA	Investment association	95.2	95.2
shopkick, Inc.	USA	Mileage-based online transaction application development	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*1)	On March 20, 2014, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. will become a wholly-owned subsidiary of the Parent Company.
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.
(*4)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the three-month period ended March 31, 2015 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	322,637	173,122	149,515	114,504	11,330
M&Service Co., Ltd.		68,471	26,029	42,442	29,908	926
SK Communications Co., Ltd.		170,206	39,991	130,215	20,614	(3,965)
Stonebridge Cinema Fund		12,136	323	11,813	—	997
Commerce Planet Co., Ltd.		27,182	27,662	(480)	25,390	713
SK Broadband Co., Ltd.		3,123,500	2,006,053	1,117,447	645,725	(4,816)
K-net Culture and Contents Venture Fund		20,969	—	20,969	—	(120)
Fitech Focus Limited Partnership II		18,806	—	18,806	—	(495)
Open Innovation Fund		21,063	—	21,063	—	(702)
PS&Marketing Corporation		535,029	327,857	207,172	492,324	(899)
Service Ace Co., Ltd.		65,458	36,977	28,481	53,439	1,189
Service Top Co., Ltd.		58,434	37,942	20,492	48,912	1,797
Network O&S Co., Ltd.		61,509	34,223	27,286	45,501	1,716
BNCP Co., Ltd.		5,775	5,351	424	2,723	(473)
Iconcube Holdings, Inc.(*1)		1,279	493	786	463	114
SK Planet Co., Ltd.		2,463,489	638,353	1,825,136	369,136	(13,765)
Neosnetworks Co., Ltd.		38,983	22,221	16,762	10,119	(1,551)
IRIVER LIMITED(*2)		61,062	13,360	47,702	12,830	179
SK Telecom China Holdings Co., Ltd.		30,947	1,100	29,847	1,700	(15,165)
SK Global Healthcare Business Group., Ltd.		24,637	—	24,637	—	(1,237)
SK Planet Japan, K. K.		3,401	1,184	2,217	171	(1,269)
SKT Vietnam PTE. Ltd.		4,264	1,292	2,972	—	—
SK Planet Global PTE. Ltd.		1,726	570	1,156	1	(1,345)
SKP GLOBAL HOLDINGS PTE. LTD.		41,754	9	41,745	—	(2,534)
SKT Americas, Inc.		42,378	884	41,494	2,704	(329)
SKP America LLC.		341,539	81	341,458	—	(174)
YTK Investment Ltd.		28,091	—	28,091	—	—
Atlas Investment(*3)		69,727	64	69,663	—	324
shopkick Management Company, Inc.		272,874	6	272,868	—	(2,387)
shopkick, Inc.		50,299	13,770	36,529	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd. subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,492
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan, K. K.		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the three-month period ended March 31, 2015 is as follows:

Subsidiary	Reason
Groovers JP Ltd.	Established by IRIVER LIMITED

The list of subsidiaries that were excluded from subsidiaries during the three-month period ended March 31, 2015 is as follows:

Subsidiary	Reason
Iriver CS Co., Ltd.	Merged into IRIVER LIMITED during the three-month period ended March 31, 2015.

Shenzhen E-eye High Tech Co., Ltd.	Disposed during the three-month period ended March 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2015, and as of and for the year ended December 31, 2014 is as follows. There were no dividends paid during the three-month period ended March 31, 2015 and year ended December 31, 2014 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	March 31, 2015
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	~~W~~	84,818	477,309
Non-current assets		85,388	2,646,191
Current liabilities		(38,273)	(687,426)
Non-current liabilities		(1,718)	(1,318,627)
Net assets		130,215	1,117,447
Adjustment for fair value		—	111,242
Net assets of consolidated entities		130,215	1,228,689
Carrying amount of non-controlling interests		46,171	607,421

Revenue	~~W~~	20,614	645,725
Loss for the period		(3,965)	(4,816)
Amortization of fair value adjustment		—	(319)
Loss of the consolidated entities		(3,965)	(5,135)
Total comprehensive income		—	651
Loss attributable to non-controlling interests		(1,406)	(2,539)

Net cash provided by operating activities	~~W~~	2,424	123,183
Net cash provided by (used in) investing activities		387	(183,485)
Net cash provided by (used in) financing activities		(10,000)	95,877
Net increase (decrease) in cash and cash equivalents		(7,189)	35,575

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2015, and as of and for the year ended December 31, 2014 is as follows. There were no dividends paid during the three-month period ended March 31, 2015 and years ended December 31, 2014 by subsidiaries of which non-controlling interests are significant, Continued

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	~~W~~	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638

Revenue	~~W~~	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182

Net cash provided by (used in) operating activities	~~W~~	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 32.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2015.

(1)	Changes in accounting policies

The following amendment to existing standards has been published and are mandatory for the Group for annual periods beginning on or after July 1, 2014.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

(1)	Details of the segment information as of and for the three-month period ended March 31, 2015 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	~~W~~	3,773,632	760,228	475,124	5,008,984	(768,698)	4,240,286
Inter-segment revenue		446,967	143,522	178,209	768,698	(768,698)	—
External revenue		3,326,665	616,706	296,915	4,240,286	—	4,240,286
Depreciation and amortization		529,627	130,783	32,178	692,588	—	692,588
Operating income (loss)		412,641	17,208	(27,201)	402,648	—	402,648
Finance income and costs, net							(49,101)
Gain related to investments in subsidiaries, associates and joint ventures, net							244,257
Other non-operating income and expense, net							(37,791)

Profit before income tax							560,013

Total assets		23,185,052	3,446,138	3,015,873	29,647,063	(1,822,646)	27,824,417

Total liabilities		9,677,171	2,179,175	789,670	12,646,016	101,250	12,747,266

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

4.	Operating Segments, Continued

(2)	Details of the segment information as of and for the three-month period ended March 31, 2014 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	~~W~~	3,715,091	735,241	420,215	4,870,547	(668,627)	4,201,920
Inter-segment revenue		357,147	134,628	176,852	668,627	(668,627)	—
External revenue		3,357,944	600,613	243,363	4,201,920	—	4,201,920
Depreciation and amortization		512,655	123,069	20,104	655,828	—	655,828
Operating income (loss)		260,421	15,382	(23,407)	252,396	—	252,396
Finance income and costs, net							(48,785)
Gain related to investments in subsidiaries, associates and joint ventures, net							145,055
Other non-operating income and expense, net							(16,089)

Profit before income tax							332,577

Total assets		22,710,345	3,207,206	2,941,881	28,859,432	(2,792,206)	26,067,226

Total liabilities		9,669,003	1,948,975	787,924	12,405,902	(163,634)	12,242,268

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2015 and 2014.

5.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2015 and December 31, 2014 are summarized as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Short-term financial instruments(*)	~~W~~	89,525	90,321
Long-term financial instruments(*)		610	612
Guarantee deposits		280	280

	~~W~~	90,415	91,213

(*)	Financial instruments include charitable trust fund established by the Group. Profits from the fund are donated to charitable institutions. As of March 31, 2015, the funds cannot be withdrawn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,609,482	(234,719)	2,374,763
Short-term loans		78,960	(713)	78,247
Accounts receivable - other		748,009	(77,281)	670,728
Accrued income		10,460	—	10,460
Others		4,358	—	4,358

		3,451,269	(312,713)	3,138,556
Non-current assets:
Long-term loans		85,851	(27,001)	58,850
Long-term accounts receivable - other		3,626	—	3,626
Guarantee deposits		294,541	—	294,541
Long-term accounts receivable - trade		71,946	(2,052)	69,894

		455,964	(29,053)	426,911

	~~W~~	3,907,233	(341,766)	3,565,467

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable - other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable - other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable - trade		68,536	—	68,536

		440,011	(27,007)	413,004

	~~W~~	3,912,383	(328,191)	3,584,192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Balance at January 1	~~W~~	328,191	323,984
Increase of bad debt allowances		13,013	9,162
Reversal of allowances for doubtful accounts		(2,154)	—
Write-offs		(4,181)	(9,614)
Others		6,897	6,614

Balance at March 31	~~W~~	341,766	330,146

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables

Neither overdue nor impaired	~~W~~	1,864,041	1,075,772	1,831,243	1,089,001
Overdue but not impaired		71,513	6,133	76,671	3,481
Impaired		745,874	143,900	774,681	137,306

		2,681,428	1,225,805	2,682,595	1,229,788

Allowance for doubtful accounts		(236,771)	(104,995)	(221,909)	(106,282)

	~~W~~	2,444,657	1,120,810	2,460,686	1,123,506

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015			December 31, 2014
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	~~W~~	28,257	4,374	25,254	1,795
1 ~ 3 months		21,916	292	26,469	213
3 ~ 6 months		8,729	591	11,641	608
More than 6 months		12,611	876	13,307	865

	~~W~~	71,513	6,133	76,671	3,481

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

7.	Inventories

Details of inventories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015				December 31, 2014
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	~~W~~	278,131	(5,682)	272,449	252,063	(5,325)	246,738
Finished goods		1,936	(169)	1,767	1,930	(216)	1,714
Work in process		1,027	(79)	948	1,144	(131)	1,013
Raw materials and supplies		20,821	(940)	19,881	19,242	(1,040)	18,202

	~~W~~	301,915	(6,870)	295,045	274,379	(6,712)	267,667

8.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Beneficiary certificates(*)	~~W~~	257,105	277,003
Current installments of long-term investment securities		53,000	3,158

	~~W~~	310,105	280,161

(*)	The distributions arising from beneficiary certificates as of March 31, 2015 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

8.	Investment Securities, Continued

(2)	Details of long-term investment securities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	~~W~~	640,749	657,286
Unlisted equity securities(*1)		76,437	56,236
Equity investments(*2)		196,000	209,120

		913,186	922,642
Debt securities:
Public bonds(*3)		—	158
Investment bonds		19,669	36,638

		19,669	36,796

Total		932,855	959,438
Less current installments of long-term investment securities		(53,000)	(3,158)

Long-term investment securities	~~W~~	879,855	956,280

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014

Less than 1 year	~~W~~	—	158

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

9.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ~~W~~10,510 million and ~~W~~408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss. The ownership interests of Shenzhen E-eye High Tech Co., Ltd. were disposed during the three-month period ended March 31, 2015.

(2)	Investments in associates

Non-current assets held for sale relating to investments in associates as of March 31, 2015 are as follows:

(In millions of won)	March 31, 2015
KEB HanaCard Co., Ltd.(*)	~~W~~	174,307

(*)	During the three-month period ended March 31, 2015, a disposal plan for 27,725,264 shares of KEB HanaCard Co., Ltd.(10.4% ownership interest) has been committed to and the related investment in KEB HanaCard Co., Ltd. was reclassified as assets held for sale. On April 3, 2015, the Group disposed of its investment in KEB HanaCard Co., Ltd. Subsequent to disposal, the Group is still able to exercise significant influence on KEB HanaCard Co., Ltd. (See Note 10).

The assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)		March 31, 2015			December 31, 2014
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	~~W~~	37,982	9.6	~~W~~	35,817
Korea IT Fund(*2)	Korea	63.3		238,306	63.3		240,676
KEB HanaCard Co., Ltd.(*1,3)	Korea	15.0		250,863	25.4		425,140
Candle Media Co., Ltd.	Korea	35.1		19,674	35.1		19,486
NanoEnTek, Inc.	Korea	26.0		35,979	26.0		36,527
SK Industrial Development China Co., Ltd.	Hongkong	21.0		79,256	21.0		79,394
Packet One Network(*1)	Malaysia	13.6		48,046	13.6		53,670
SK Technology Innovation Company	Cayman	49.0		45,935	49.0		44,052
HappyNarae Co., Ltd.	Korea	42.5		15,774	42.5		15,551
SK hynix Inc.	Korea	20.1		5,063,079	20.1		4,849,159
SK MENA Investment B.V.	Netherlands	32.1		14,083	32.1		14,015
SKY Property Mgmt. Ltd.	Virgin Island	33.0		249,928	33.0		248,534
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		24,637	49.0		25,874
Daehan Kanggun BcN Co., Ltd. and others	—	—		156,415	—		158,725

Sub-total				6,279,957			6,246,620

Investments in joint ventures
Dogus Planet, Inc.(*4)	Turkey	50.0		13,438	50.0		11,441
PT. Melon Indonesia	Indonesia	49.0		3,619	49.0		3,564
Television Media Korea Ltd.	Korea	51.0		6,870	51.0		6,944
Celcom Planet	Malaysia	51.0		15,894	51.0		16,605
PT XL Planet Digital(*4)	Indonesia	50.0		25,853	50.0		12,914

Sub-total				65,674			51,468

Total			~~W~~	6,345,631		~~W~~	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	During the three-month period ended March 31, 2015, a disposal plan for 27,725,264 shares of KEB HanaCard Co., Ltd. has been committed and the portion of investment in KEB HanaCard Co., Ltd. to be disposed was reclassified as assets held for sale. (See Note 9)
(*4)	The carrying amount has been increased due to the additional investment during the three-month period ended March 31, 2015.

(2)	The market price of investments in listed associates as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	March 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	~~W~~	911	21,620,360	19,696	734	21,620,360	15,869
NanoEnTek, Inc.		6,210	5,870,290	36,455	5,710	5,870,290	33,519
SK hynix Inc.		45,550	146,100,000	6,654,855	47,750	146,100,000	6,976,275

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

(In millions of won)	As of and for the three-month period ended March 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,621,593	6,119,561	145,009	123,791
Non-current assets		17,771,320	720,495	666,254	252,482
Current liabilities		5,161,878	867,659	163,642	—
Non-current liabilities		3,105,298	4,648,725	104,545	—
Revenue		4,818,341	365,568	21,732	—
Profit (loss) from continuing operations		1,295,456	(4,022)	5,060	(831)
Other comprehensive income (loss)		14,059	978	(246)	—
Total comprehensive income (loss)		1,309,515	(3,044)	4,814	(831)

(In millions of won)	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Revenue and net profit of Hana SK Card Co., Ltd. for pre-merger period, amounting to ~~W~~853,506 million and ~~W~~3,521 million, respectively, were not included.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2015 and as of and for the year ended December 31, 2014 are as follows:

(In millions of won)	As of and for the three-month period ended March 31, 2015
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	15,669	29,168	8,933	29,772	30,407
Cash and cash equivalents		3,655	3	5,375	26,877	30,400
Non-current assets		4,055	12,274	2,875	25,961	1,938
Current liabilities		6,261	14,347	4,228	3,878	1,182
Account payable, other payables and provisions		2,259	2,690	—	—	—
Non-current liabilities		464	219	144	149	—
Account payable, other payables and provisions		464	219	144	149	—
Revenue		4,337	7,709	3,498	647	—
Depreciation and amortization		(817)	(725)	(36)	(596)	(13)
Interest income		43	232	70	—	119
Interest expense		—	—	—	—	—
Income tax expense		—	—	—	(1,170)	—
Profit (loss)		(144)	(2,053)	438	(3,640)	(1,395)
Total comprehensive income (loss)		(144)	(2,053)	438	(3,640)	(1,395)

(In millions of won)	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	~~W~~	19,126,225	20.1	3,838,368	1,224,711	5,063,079
KEB HanaCard Co., Ltd.		1,323,672	15.0	198,551	52,312	250,863
SKY Property Mgmt. Ltd.(*)		532,302	33.0	175,659	74,269	249,928
Korea IT Fund		376,273	63.3	238,306	—	238,306

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	~~W~~	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended March 31, 2015
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other decrease	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	35,817	—	(334)	2,499	—	37,982
Korea IT Fund		240,676	—	(2,370)	—	—	238,306
KEB HanaCard Co., Ltd.		425,140	—	(236)	266	(174,307)	250,863
Candle Media Co., Ltd.		19,486	—	188	—	—	19,674
NanoEnTek, Inc.		36,527	—	(564)	16	—	35,979
SK Industrial Development China Co., Ltd.		79,394	—	(258)	120	—	79,256
Packet One Network		53,670	—	(5,054)	(570)	—	48,046
SK Technology Innovation Company		44,052	—	71	1,812	—	45,935
HappyNarae Co., Ltd.		15,551	—	281	(58)	—	15,774
SK hynix Inc.(*)		4,849,159	—	255,253	2,497	(43,830)	5,063,079
SK MENA Investment B.V.		14,015	—	(5)	73	—	14,083
SKY Property Mgmt. Ltd.		248,534	—	2,090	(696)	—	249,928
Xian Tianlong Science and Technology Co., Ltd		25,874	—	(1,237)	—	—	24,637
Daehan Kanggun BcN Co., Ltd. and others		158,725	840	(2,980)	30	(200)	156,415

Sub-total		6,246,620	840	244,845	5,989	(218,337)	6,279,957
Investments in joint ventures
Dogus Planet, Inc.		11,441	4,388	(1,026)	(1,365)	—	13,438
PT. Melon Indonesia		3,564	—	215	(160)	—	3,619
Television Media Korea Ltd.		6,944	—	(74)	—	—	6,870
Celcom Planet		16,605	—	(711)	—	—	15,894
PT XL Planet Digital		12,914	14,759	(1,820)	—	—	25,853

Total	~~W~~	6,298,088	19,987	241,429	4,464	(218,337)	6,345,631

(*)	Dividends declared by the associate, SK hynix Inc., are deducted from the carrying amount during the three-month period ended March 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	37,434	—	(448)	(181)	—	—	36,805
Korea IT Fund		231,402	—	3,836	(496)	—	—	234,742
Etoos Co., Ltd		12,029	—	(208)	—	—	—	11,821
KEB HanaCard Co., Ltd.		378,616	—	(412)	(1,757)	—	—	376,447
Candle Media Co., Ltd.		21,241	—	(1,792)	(37)	(491)	—	18,921
NanoEnTek, Inc.		9,312	—	97	1	—	—	9,410
SK Industrial Development China Co., Ltd.		77,517	—	217	994	—	—	78,728
Packet One Network		60,706	—	(2,035)	(1,991)	—	—	56,680
SK Technology Innovation Company		53,874	—	(1,205)	689	—	—	53,358
HappyNarae Co., Ltd.		13,935	—	415	(52)	—	—	14,298
SK hynix Inc.		3,943,232	—	159,812	(3,445)	—	—	4,099,599
SK MENA Investment B.V.		13,477	—	(6)	162	—	—	13,633
SKY Property Mgmt. Ltd.		238,278	—	(529)	2,009	—	—	239,758
Xian Tianlong Science and Technology Co., Ltd		26,562	—	—	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		164,976	1,061	(6,346)	3,569	—	183	163,443

Sub-total		5,282,591	1,061	151,396	(535)	(491)	183	5,434,205
Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(2,597)	(167)	—	—	27,018
PT. Melon Indonesia		3,230	—	89	251	—	—	3,570
Television Media Korea Ltd.		8,659	—	(566)	—	—	—	8,093
PT XL Planet Digital		20,712	—	(2,780)	(397)	—	—	17,535

Total	~~W~~	5,325,297	20,738	145,542	(848)	(491)	183	5,490,421

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of March 31, 2015 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended Mar. 31, 2015		Accumulated	Period ended Mar. 31, 2015	Accumulated
Wave City Development Co., Ltd.	~~W~~	2,658	4,302	—	—
Gemini and others		1,957	7,273	—	365

	~~W~~	4,615	11,575	—	365

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	766,780	1,376	(873)	4,196	—	771,479
Buildings		933,867	3,623	(1,039)	5,721	(12,230)	929,942
Structures		352,789	5	(109)	3,907	(8,506)	348,086
Machinery		7,310,815	84,776	(1,608)	279,364	(519,706)	7,153,641
Other		499,050	244,929	(779)	(148,089)	(34,460)	560,651
Construction in progress		704,400	102,247	—	(165,493)	—	641,154

	~~W~~	10,567,701	436,956	(4,408)	(20,394)	(574,902)	10,404,953

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Classified as held for sale	Ending balance
Land	~~W~~	732,206	34	—	6,353	—	—	—	738,593
Buildings		956,691	2,915	(101)	3,670	(12,132)	—	—	951,043
Structures		364,951	—	—	2,975	(8,133)	—	—	359,793
Machinery		6,847,059	47,992	(1,660)	411,240	(502,017)	(2,669)	(1,411)	6,798,534
Other		533,181	223,855	(621)	(83,519)	(31,397)	(21)	(9)	641,469
Construction in progress		762,519	63,171	(907)	(347,382)	—	—	—	477,401

	~~W~~	10,196,607	337,967	(3,289)	(6,663)	(553,679)	(2,690)	(1,420)	9,966,833

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

12.	Investment Property

Changes in investment property for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended March 31, 2015
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,418	79	—	10,497
Buildings		4,579	34	(58)	4,555

	~~W~~	14,997	113	(58)	15,052

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,822	249	—	11,071
Buildings		4,989	115	(61)	5,043

	~~W~~	15,811	364	(61)	16,114

13.	Goodwill

(1)	Goodwill as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		252,686	252,916

	~~W~~	1,917,365	1,917,595

(2)	Changes in goodwill for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Beginning balance	~~W~~	1,917,595	1,733,261
Impairment loss on goodwill		(1,023)	—
Other		793	—

	~~W~~	1,917,365	1,733,261

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(70,132)	1,313,912
Land use rights		25,353	1,841	(88)	—	(2,319)	24,787
Industrial rights		107,760	4,718	—	255	(1,588)	111,145
Development costs		8,331	59	—	33	(1,136)	7,287
Facility usage rights		52,636	226	(12)	17	(2,102)	50,765
Customer relations		6,404	—	(4)	—	(594)	5,806
Memberships		94,119	547	(456)	68	—	94,278
Other		805,347	11,804	(25)	39,001	(76,663)	779,464

	~~W~~	2,483,994	19,195	(585)	39,374	(154,534)	2,387,444

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Classified as held for sale	Ending balance
Frequency use rights	~~W~~	1,664,571	—	—	—	(70,132)	—	—	1,594,439
Land use rights		16,590	1,847	(13)	—	(1,708)	—	—	16,716
Industrial rights		58,763	1,948	(6)	—	(1,322)	—	—	59,383
Development costs		10,127	158	(26)	63	(972)	—	—	9,350
Facility usage rights		58,828	242	(16)	341	(2,090)	—	—	57,305
Customer relations		6,333	85	—	—	(502)	—	—	5,916
Memberships		128,452	2,615	—	(12)	—	—	—	131,055
Other		807,118	12,465	(494)	33,640	(72,744)	(238)	(26)	779,721

	~~W~~	2,750,782	19,360	(555)	34,032	(149,470)	(238)	(26)	2,653,885

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

14.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2015 are as followed, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	174,616	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		28,544	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		253,400	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		847,935	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		9,417	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,313,912

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	March 31, 2015		December 31, 2014
Commercial Paper	Woori Investment Bank Co., Ltd., etc.	1.81~2.37	~~W~~	166,000	206,000
Short-term borrowings	Korea Development Bank, etc.	2.11~4.15		226,362	160,600

			~~W~~	392,362	366,600

(2)	Long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2015		December 31, 2014
Shinhan Bank	2.39	Jun. 15, 2015	~~W~~	856		1,712
Kookmin Bank	2.39	Jun. 15, 2016		4,062		4,874
Kookmin Bank	2.39	Mar. 15, 2017		3,997		4,496
Kookmin Bank	2.39	Mar. 15, 2018		8,600		8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000		10,000
Korea Development Bank	3.32	Jul. 30 ,2019		39,000		39,000
Korea Development Bank	2.94	Jul. 30 ,2019		10,000		10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		95,403		94,903
			(USD	86,338)	(USD	86,338)

Sub-total				171,918		173,585
Less present value discount on long-term borrowings				(2,470)		(2,632)

				169,448		170,962
Less current installments of long-term borrowings				(21,333)		(21,242)

Long-term borrowings			~~W~~	148,115		149,720

(*1)	As of March 31, 2015, the 6M bank debenture rate of Shinhan Bank is 2.11%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

15.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		—		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and	2019	3.24		170,000		170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		230,000
Unsecured private bonds		2033	3.22		130,000		130,000
Unsecured private bonds		2019	3.30		50,000		50,000
Unsecured private bonds		2024	3.64		150,000		150,000
Unsecured private bonds(*5)		2029	4.73		56,163		55,188
Unsecured private bonds(*5)		2029	4.72		56,154		55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000		160,000
Unsecured private bonds		2021	2.66		150,000		150,000
Unsecured private bonds		2024	2.82		190,000		190,000
Unsecured private bonds		2022	2.40		100,000		—
Unsecured private bonds		2025	2.49		150,000		—
Unsecured private bonds		2030	2.61		50,000		—
Unsecured private bonds(*1)	Operating fund	2015	4.62		10,000		10,000
Unsecured private bonds(*2)		2015	4.09		—		110,000
Unsecured private bonds(*2)		2015	4.14		110,000		110,000
Unsecured private bonds(*2)		2017	4.28		100,000		100,000
Unsecured private bonds(*2)		2015	3.14		130,000		130,000
Unsecured private bonds(*2)		2017	3.27		120,000		120,000
Unsecured private bonds(*2)		2016	3.05		80,000		80,000
Unsecured private bonds(*2)		2019	3.49		210,000		210,000
Unsecured private bonds(*2)		2019	2.76		130,000		130,000
Unsecured private bonds(*2)		2018	2.23		50,000		—
Unsecured private bonds(*2)		2020	2.49		160,000		—
Unsecured private bonds(*3)		2015	3.12		10,000		10,000
Unsecured private bonds(*3)		2016	3.24		10,000		10,000
Unsecured private bonds(*3)		2017	3.48		20,000		20,000
Foreign global bonds		2027	6.63		442,000		439,680
				(USD	400,000)	(USD	400,000)
Swiss unsecured private bonds		2017	1.75		342,831		333,429
				(CHF	300,000)	(CHF	300,000)
Foreign global bonds		2018	2.13		773,500		769,440
				(USD	700,000)	(USD	700,000)
Australia unsecured private bonds		2017	4.75		253,680		269,727
				(AUD	300,000)	(AUD	300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		331,500		329,760
				(USD	300,000)	(USD	300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

15.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2015		December 31, 2014
Foreign global bonds(*2)	Operating fund	2018	2.88		331,500		329,760
				(USD	300,000)	(USD	300,000)

Sub-total					6,457,328		6,252,161
Less discounts on bonds					(33,526)		(33,531)

					6,423,802		6,218,630
Less current installments of bonds					(529,653)		(569,472)

				~~W~~	5,894,149		5,649,158

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of March 31, 2015, 3M Libor rate is 0.27%.
(*5)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ~~W~~12,317 million as of March 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

16.	Long-term Payables - other

(1)	Long-term payables – other as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Payables related to acquisition of W-CDMA licenses	~~W~~	542,125	657,001
Other(*)		24,261	27,566

	~~W~~	566,386	684,567

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of March 31, 2015 and December 31, 2014, long-term payables - other which consist of payables related to the acquisition of W-CDMA licenses for 800MHz, 2.3GHz and 1.8GHz frequencies are as follows (See Note 14):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	~~W~~	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables - other					(49,405)	(53,633)

					660,483	846,390
Current installments of long-term payables - other					(118,358)	(189,389)

Carrying amount at period end				~~W~~	542,125	657,001

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

(3)	The repayment schedule of long-term payables - other related to acquisition of W-CDMA licenses as of March 31, 2015 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	~~W~~	709,888

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2015							As of March 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	~~W~~	26,799	—	(2,333)	(18,172)	—	6,294	3,519	2,775
Provision for restoration		59,727	977	(253)	(818)	(19)	59,614	33,467	26,147
Other provisions		562	1,301	(44)	—	—	1,819	920	899

	~~W~~	87,088	2,278	(2,630)	(18,990)	(19)	67,727	37,906	29,821

(In millions of won)
	For the three-month period ended March 31, 2014							As of March 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	~~W~~	53,923	40,490	(28,237)	—	—	66,176	45,836	20,340
Provision for restoration		40,507	594	(259)	(689)	(260)	39,893	14,928	24,965
Other provisions		451	9	—	—	(22)	438	—	438

	~~W~~	94,881	41,093	(28,496)	(689)	(282)	106,507	60,764	45,743

The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

18.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Finance Lease Liabilities
Current installments of long-term finance lease liabilities	~~W~~	2,791	3,804
Long-term finance lease liabilities		—	26

	~~W~~	2,791	3,830

The Group’s related interest and principal as of March 31, 2015, December 31, 2014 are as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	~~W~~	2,855	2,791	3,909	3,804
1~5 years		—	—	26	26

Sub-total		2,855	2,791	3,935	3,830

Current installments of long-term finance lease liabilities			(2,791)		(3,804)

Long-term finance lease liabilities	~~W~~		—		26

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of March 31, 2015 are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	~~W~~	37,904	3,496
1~5 years		82,405	1,026
More than 5 years		45,753	705

	~~W~~	166,062	5,227

(3)	Sale and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are explained in Note 18-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

19.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Present value of defined benefit obligations	~~W~~	467,639	437,844
Fair value of plan assets		(339,824)	(346,257)

	~~W~~	127,815	91,587

(2)	Principal actuarial assumptions as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.13% ~ 3.70%	2.23% ~ 3.70%
Expected rate of salary increase	2.51% ~ 7.39%	2.51% ~ 7.39%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Beginning balance	~~W~~	437,844	312,494
Current service cost		26,047	37,256
Interest cost		2,965	2,779
Remeasurement
- Demographic assumption		(28)	—
- Financial assumption		2,439	—
- Adjustment based on experience		5,648	4,442
Benefit paid		(12,193)	(25,534)
Others(*)		4,917	3,635

Ending balance	~~W~~	467,639	335,072

(*)	In addition to amounts transferred to construction in progress, others include liabilities in relation to executives transferred from affiliates of ~~W~~4,408 million and ~~W~~3,151 million for the three-month periods ended March 31, 2015 and 2014, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

19.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Beginning balance	~~W~~	346,257	238,293
Interest income		2,352	2,297
Actuarial loss		(2,326)	(709)
Contributions by employer directly to plan assets		111	95
Benefit paid		(8,811)	(5,593)
Others		2,241	1,681

Ending balance	~~W~~	339,824	236,064

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Current service cost	~~W~~	26,047	37,256
Net interest cost		613	482

	~~W~~	26,660	37,738

The above costs are recognized in labor cost or research and development.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

20.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

20.	Derivative Instruments, Continued

(2)	As of March 31, 2015, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 100,000)	~~W~~	—	—	—	—	10,442		10,442
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(37,223)	(11,884)	(15,257)	129,806	—		65,442
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		6,648	—	(371)	—	—		6,277

Total assets							~~W~~	82,161

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(6,683)	(2,134)	(20,620)	—	—		(29,437)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(19,681)	(6,284)	10,088	—	—		(15,877)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,779	1,526	(81,472)	—	—		(75,167)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,848)	(1,867)	6,402	—	—		(1,313)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,338)		(4,152)	(1,325)	4,294	—	—		(1,183)

Total liabilities							~~W~~	(122,977)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

21.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	March 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares (*1)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 22)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 23)		398,518	398,518
Others (*2)		(878,871)	(878,637)

	~~W~~	277,764	277,998

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the three-month period ended March 31, 2015 and the year ended December 31, 2014 and details of shares outstanding as of March 31, 2015 and December 31, 2014 are as follows:

(In shares)	March 31, 2015			December 31, 2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

22.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, shares)
	March 31, 2015		December 31, 2014
Number of shares		9,809,375	9,809,375
Amount	~~W~~	2,139,683	2,139,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

23.	Hybrid Bond

Hybrid bonds classified as equity as of March 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs								(1,482)

							~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

24.	Retained Earnings

(1)	Retained earnings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		87,300	151,533
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,058	12,066,291
Unappropriated		1,632,602	2,122,300

	~~W~~	14,029,660	14,188,591

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

25.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	~~W~~	217,257	235,385
Other comprehensive loss of investments in associates and joint ventures		(159,362)	(163,808)
Unrealized fair value of derivatives		(66,995)	(77,531)
Foreign currency translations differences for foreign operations		2,620	1,465

	~~W~~	(6,480)	(4,489)

(2)	Change in reserves for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	Unrealized fair value of available-for- sale financial assets		Other comprehensive loss of investment in associates	Unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2014	~~W~~	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		(22,574)	(848)	5,891	1,656	(15,875)
Tax effect		8,408	38	(1,395)	—	7,051

Balance at March 31, 2014	~~W~~	194,363	(172,927)	(30,933)	(11,597)	(21,094)

Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(24,059)	4,465	13,537	1,155	(4,902)
Tax effect		5,931	(19)	(3,001)	—	2,911

Balance at March 31, 2015	~~W~~	217,257	(159,362)	(66,995)	2,620	(6,480)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

26.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Other Operating Expenses:
Communication expenses	~~W~~	12,539	14,304
Utilities		66,132	62,798
Taxes and dues		8,354	8,238
Repair		65,857	64,609
Research and development		69,470	100,906
Training		7,441	7,577
Bad debt for accounts receivable - trade		13,013	6,191
Travel		6,811	6,757
Supplies and other		45,704	53,329

	~~W~~	295,321	324,709

27.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014

Other Non-operating Income:
Fees revenues	~~W~~	122	1,515
Gain on disposal of property and equipment and intangible assets		924	2,026
Reversal of allowance for doubtful accounts		2,154	—
Others		7,139	16,302

	~~W~~	10,339	19,843

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	1,023	2,928
Loss on disposal of property and equipment and intangible assets		2,010	2,284
Donations		5,831	8,388
Bad debt for accounts receivable – other		—	2,971
Loss on impairment of investment assets		9,271	127
Others(*)		29,995	19,234

	~~W~~	48,130	35,932

(*)	Others for the three-month periods ended March 31, 2015 and 2014 primarily consists of penalties amounting to ~~W~~24.4 billion and ~~W~~16.7 billion, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Finance Income:
Interest income	~~W~~	12,801	15,481
Dividends		13,296	9,628
Gain on foreign currency transactions		3,474	4,299
Gain on foreign currency translations		780	1,526
Gain on disposal of long-term investment securities		2,646	4,918
Gain on valuation of derivatives		1,729	4,050
Gain on settlement of derivatives		—	119
Gain relating to financial asset at fair value through profit or loss		—	1,068

	~~W~~	34,726	41,089

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Finance Costs:
Interest expense	~~W~~	75,516	78,636
Loss on foreign currency transactions		5,314	4,025
Loss on foreign currency translations		1,044	5,069
Loss on disposal of long-term investment securities		2	2,139
Loss relating to financial liabilities at fair value through profit or loss		1,951	5

	~~W~~	83,827	89,874

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest income on cash equivalents and deposits	~~W~~	5,383	9,648
Interest income on installment receivables and others		7,418	5,833

	~~W~~	12,801	15,481

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest expense on bank overdrafts and borrowings	~~W~~	4,538	5,259
Interest expense on debentures		59,551	60,287
Interest on finance lease liabilities		28	200
Others		11,399	12,890

	~~W~~	75,516	78,636

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Bad debt for accounts receivable - trade	~~W~~	13,013	6,191
Bad debt for accounts receivable - other		—	2,971

	~~W~~	13,013	9,162

29.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2015		March 31, 2014

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company on common shares	~~W~~	444,495	269,814
Weighted average number of common shares outstanding		70,936,336	70,936,336

Basic earnings per share (In won)	~~W~~	6,266	3,804

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2015 and 2014 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2015	March 31, 2014
Outstanding common shares	80,745,711	80,745,711
Weighted average number of treasury stocks	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding	70,936,336	70,936,336

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

31.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	740,420	—	740,420
Financial instruments		—	—	314,607	—	314,607
Short-term investment securities		—	310,105	—	—	310,105
Long-term investment securities		—	879,855	—	—	879,855
Accounts receivable - trade		—	—	2,444,657	—	2,444,657
Loans and other receivables(*)		—	—	1,120,810	—	1,120,810
Derivative financial assets		10,442	—	—	71,719	82,161

	~~W~~	10,442	1,189,960	4,620,494	71,719	5,892,615

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities		7,817	948,463	—	—	956,280
Accounts receivable - trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	~~W~~	16,530	1,228,624	4,732,321	61,322	6,038,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

31.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*)	Details of loans and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Short-term loans	~~W~~	78,247	74,512
Accounts receivable - other		670,728	690,527
Accrued income		10,460	10,134
Other current assets		4,358	3,866
Long-term loans		58,850	55,728
Long-term accounts receivable - other		3,626	3,596
Guarantee deposits		294,541	285,144

	~~W~~	1,120,810	1,123,507

(2)	Financial liabilities by categories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	~~W~~	—	299,432	—	299,432
Derivative financial liabilities		—	—	122,977	122,977
Borrowings		—	561,810	—	561,810
Debentures(*1)		112,317	6,311,485	—	6,423,802
Accounts payable - other and others(*2)		—	3,168,727	—	3,168,727

	~~W~~	112,317	10,341,454	122,977	10,576,748

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	~~W~~	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable - other and others(*2)		—	3,241,615	—	3,241,615

	~~W~~	110,365	10,162,937	130,889	10,404,191

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

31.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2015 and December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable and other payables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Accounts payable - other	~~W~~	1,659,637	1,381,850
Withholdings		1,834	1,760
Accrued expenses		789,185	952,418
Current installments of long-term payables - other		124,325	193,193
Long-term payables - other		566,386	684,567
Finance lease liabilities		—	26
Other non-current liabilities		27,360	27,801

	~~W~~	3,168,727	3,241,615

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary foreign currency assets and liabilities as of March 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign Currencies	Won translation
USD	164,812	~~W~~	182,095	1,875,464	~~W~~	2,072,387
EUR	15,133		18,145	178		214
JPY	35,869		330	1,828		17
AUD	—		—	298,655		252,543
CHF	—		—	299,059		341,756
Others	167		176	315		93

		~~W~~	200,746		~~W~~	2,667,010

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 20)

As of March 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,521	(6,521)
EUR		1,760	(1,760)
JPY		31	(31)
Others		8	(8)

	~~W~~	8,320	(8,320)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2015, available-for-sale equity instruments measured at fair value amount of ~~W~~823,780 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(iii) Interest rate risk, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of March 31, 2015, floating-rate borrowings and debentures amount to ~~W~~31,000 million and ~~W~~331,500 million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. (See Note 20) If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2015 would have been changed ~~W~~310 million due to the interest expense from floating-rate borrowings.

2) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Cash and cash equivalents	~~W~~	740,230	833,129
Financial instruments		314,607	313,699
Available-for-sale financial assets		15,624	15,498
Accounts receivable – trade		2,444,657	2,460,686
Loans and receivables		1,120,810	1,123,507
Derivative financial assets		82,161	70,035
Financial assets at fair value through profit or loss		—	7,817

	~~W~~	4,718,089	4,824,371

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2015, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 28.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	299,432	299,432	299,432	—	—
Borrowings(*1)		561,810	577,810	418,299	126,666	32,845
Debentures(*1)		6,423,802	7,783,186	747,281	4,386,337	2,649,568
Accounts payable - other and others(*2)		3,168,727	3,245,579	2,539,966	577,931	127,682

	~~W~~	10,453,771	11,906,007	4,004,978	5,090,934	2,810,095

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of March 31, 2015, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	71,719	77,442	6,535	43,110	27,797
Liabilities		(122,977)	(127,972)	(15,752)	(111,777)	(443)

	~~W~~	(51,258)	(50,530)	(9,217)	(68,667)	27,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2014.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

Debt-equity ratio as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Liabilities	~~W~~	12,747,266	12,692,963
Equity		15,077,151	15,248,270

Debt-equity ratio		84.55%	83.24%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	10,442	—	10,442	—	10,442
Derivative financial assets		71,719	—	71,719	—	71,719
Available-for-sale financial assets		823,780	640,748	47,105	135,927	823,780

	~~W~~	905,941	640,748	129,266	135,927	905,941

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	740,420	—	—	—	—
Available-for-sale financial assets(*1,2)		366,180	—	—	—	—
Accounts receivable – trade and others(*1)		3,565,467	—	—	—	—
Financial instruments(*1)		314,607	—	—	—	—

	~~W~~	4,986,674	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	112,317	—	112,317	—	112,317
Derivative financial liabilities		122,977	—	122,977	—	122,977

	~~W~~	235,294	—	235,294	—	235,294

Financial liabilities that cannot be measured at fair value
Accounts payable - trade(*1)	~~W~~	299,432	—	—	—	—
Borrowings		561,810	—	568,076	—	568,076
Debentures		6,311,485	—	6,810,629	—	6,810,629
Accounts payable - other and others(*1)		3,168,727	—	—	—	—

	~~W~~	10,341,454	—	7,378,705	—	7,378,705

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	~~W~~	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable – trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	~~W~~	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	~~W~~	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable - trade(*1)	~~W~~	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	549,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	~~W~~	10,162,937	—	7,063,915	—	7,063,915

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of March 31, 2015 are as follows:

Interest rate
Derivative instruments	1.70 ~ 2.03%
Borrowings and debentures	2.11 ~ 2.17%

3)	There have been no transfers from Level 2 to Level 1 for the three-month period ended March 31, 2015 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2015 are as follows:

(In millions of won)
	Balance at January 1		Acquisition	Other comprehensive loss	Balance at March 31
Available-for-sale financial assets	~~W~~	142,326	2,544	(8,943)	135,927

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

32.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2015 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	54,070	—	54,070	(45,421)	—	8,649
Accounts receivable – trade and others		106,905	(97,155)	9,750	—	—	9,750

	~~W~~	160,975	(97,155)	63,820	(45,421)	—	18,399

Financial liabilities:
Derivatives(*)	~~W~~	45,421	—	45,421	(45,421)	—	—
Accounts payable – trade and others		97,155	(97,155)	—	—	—	—

	~~W~~	142,576	(97,155)	45,421	(45,421)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	~~W~~	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	~~W~~	45,892	—	45,892	(45,892)	—	—
Accounts payable – trade and others		117,568	(117,568)	—	—	—	—

	~~W~~	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

33.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others (See Note 1)
Joint ventures	Dogus Planet, Inc. and four others
Associates	SK hynix Inc. and 50 others
Affiliates	The Ultimate Controlling Entity’s investee under equity method, the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Salaries	~~W~~	1,357	1,339
Provision for retirement benefits		121	568

	~~W~~	1,478	1,907

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)		For the three-month period ended March 31, 2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	154	179,881	—	—
Associates	F&U Credit information Co., Ltd.		670	12,239	—	—
	HappyNarae Co., Ltd.		72	958	388	—
	SK hynix Inc.(*2)		47,550	5	—	—
	SK Wyverns Baseball Club., Ltd.		1,852	9,829	—	—
	KEB HanaCard Co., Ltd.		5,432	5,727	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	7,032
	Others		1,393	4,518	1,130	500

			56,969	33,276	1,518	7,532

Other	SK Engineering & Construction Co., Ltd.		3,582	1,980	52,335	—
	SK C&C Co., Ltd.		3,941	81,569	41,235	—
	SK Networks Co., Ltd.		1,705	364,799	—	—
	SK Networks Services Co., Ltd.		2,347	12,881	4	—
	SK Telesys Co., Ltd.		102	11,441	61,017	—
	SK Energy Co., Ltd.		1,138	216	—	—
	SK Gas Co., Ltd.		1,072	—	—	—
	Others		6,466	9,480	349	—

			20,353	482,366	154,940	—

Total		~~W~~	77,476	695,523	156,458	7,532

(*1)	Operating expense and others include ~~W~~171,053 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~43,830 million of dividends declared by the associates and deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	125	179,740	—
Associates	F&U Credit information Co., Ltd.		523	12,242	—
	HappyNarae Co., Ltd.		55	1,545	893
	SK hynix Inc.		2,714	879	—
	SK Wyverns Baseball Club Co., Ltd.		48	8,921	—
	HanaSK Card Co., Ltd.(*2)		10,257	1,219	—
	Others		1,295	3,469	—

			14,892	28,275	893

Other	SK Engineering & Construction Co., Ltd.		848	—	30,063
	SK C&C Co., Ltd.		3,906	83,084	26,045
	SK Networks Co., Ltd.		6,125	377,533	799
	SK Networks Service Co., Ltd.		64	18,631	—
	SK Telesys Co., Ltd		122	20,436	23,965
	SK Energy Co., Ltd.		4,014	222	—
	SK Gas Co., Ltd.		3,166	—	—
	Others		4,898	9,534	527

			23,143	509,440	81,399

Total		~~W~~	38,160	717,455	82,292

(*1)	Operating expense and others include ~~W~~171,053 million of dividends declared by the Parent Company.
(*2)	During the year ended December 31, 2014, due to the merger with Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)		March 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	131	171,053
Associates	HappyNarae Co., Ltd.		—	3	548
	F&U Credit information Co., Ltd.		—	399	1,679
	SK hynix Inc.		—	46,295	1
	SK Wyverns Baseball Club Co., Ltd.		1,221	839	280
	Wave City Development Co., Ltd.		1,700	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,741	4,986
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		—	191	2,624

			32,101	87,880	10,118

Other	SK Engineering & Construction Co., Ltd.		—	2,686	1,453
	SK C&C Co., Ltd.		—	1,889	65,407
	SK Networks. Co., Ltd.		—	2,057	196,216
	SK Networks Services Co., Ltd.		—	16	663
	SK Telesys Co., Ltd.		—	282	4,379
	SK innovation co., ltd.		—	1,468	151
	SK Energy Co., Ltd.		—	1,248	47
	SK Gas Co., Ltd.		—	1,372	9
	Others		—	1,715	5,512

			—	12,733	273,837

Total		~~W~~	32,101	100,744	455,008

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		~~W~~	24,569	60,617	410,107

(5)	As of March 31, 2015, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group nor the Group to related parties.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	During the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ~~W~~6,000 million from Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

(8)	There were additional investments in associates and joint ventures during the three-month period ended March 31, 2015. (See Note 10)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

34.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~11,746 million as of March 31, 2015.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ~~W~~1,775 million as collateral as of March 31, 2015.

(2)	Contingencies

As of March 31, 2015, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ~~W~~2,094 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ~~W~~3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest income	~~W~~	(12,801)	(15,481)
Dividend		(13,296)	(9,628)
Gain on foreign currency translations		(780)	(1,526)
Gain on disposal of long-term investments assets		(2,646)	(4,918)
Gain on valuation of derivatives		(1,729)	(4,050)
Gain on settlement of derivatives		—	(119)
Gains related to investments in subsidiaries, associates and joint ventures, net		(244,257)	(145,055)
Gain on disposal of property, equipment and intangible assets		(924)	(2,026)
Gain relating to financial assets at fair value through profit or loss		—	(1,068)
Reversal of allowance for doubtful accounts		(2,154)	—
Other income		(87)	(20)
Interest expenses		75,516	78,636
Loss on foreign currency translations		1,044	5,069
Loss on disposal of long-term investments securities		2	2,139
Income tax expense		117,266	65,268
Provision for retirement benefits		26,660	37,738
Depreciation and amortization		729,494	703,210
Bad debt expenses		13,013	6,191
Loss on disposal of property, equipment and intangible assets		2,010	2,284
Impairment loss on property, equipment and intangible assets		1,023	2,928
Loss relating to financial liabilities at fair value through profit or loss		1,951	5
Bad debt for accounts receivable - other		—	2,971
Impairment loss on other investment		9,271	127
Other expenses		7,613	1,598

	~~W~~	706,189	724,273

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Accounts receivable - trade	~~W~~	3,942	7,350
Accounts receivable - other		70,802	19,459
Accrued income		58	18
Advance payments		(58,942)	(43,084)
Prepaid expenses		(2,997)	(2,711)
V.A.T. refund receivable		(2,411)	8,438
Inventories		(28,120)	(26,265)
Guarantee deposits		(4,857)	7,563
Accounts payable - trade		40,499	(25,425)
Accounts payable - other		(193,282)	(629,271)
Advanced receipts		(11,885)	20,038
Withholdings		(220,226)	107,289
Deposits received		(4,088)	(225)
Accrued expenses		(152,761)	18,331
V.A.T. payable		11,908	9,656
Unearned revenue		(40,357)	(32,890)
Provisions		(29,855)	(7,488)
Long-term provisions		(8,909)	19,556
Plan assets		8,700	5,498
Retirement benefit payment		(12,193)	(25,534)
Others		142	5,055

	~~W~~	(634,832)	(564,642)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Transfer of other property and equipment and others to construction in progress	~~W~~	171,297	100,079
Transfer of construction in progress to property and equipment, and intangible assets		336,790	447,461
Transfer of inventories to property and equipment		—	14,430
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets		(141,876)	(289,561)

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2015, the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The separate statement of finance position of the Company as of December 31, 2014, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 8, 2015

This report is effective as of May 8, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	143,307	248,311
Short-term financial instruments	4,27,28		143,000	143,000
Short-term investment securities	6,27,28		257,105	197,161
Accounts receivable - trade, net	5,27,28,29		1,550,930	1,559,281
Short-term loans, net	5,27,28,29		70,633	67,989
Accounts receivable - other, net	5,27,28,29		307,763	305,990
Prepaid expenses			82,658	86,070
Inventories, net			25,721	23,694
Non-current assets held for sale	7		176,305	—
Advanced payments and other	5,27,28		96,671	58,417

Total Current Assets			2,854,093	2,689,913

Non-Current Assets:
Long-term financial instruments	4,27,28		69	69
Long-term investment securities	6,27,28		587,248	608,797
Investments in subsidiaries and associates	8		8,019,329	8,181,769
Property and equipment, net	9,29		7,555,158	7,705,906
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		1,843,259	1,928,169
Long-term loans, net	5,27,28,29		34,177	38,457
Long-term prepaid expenses			28,485	28,551
Guarantee deposits	4,5,27,28,29		160,636	156,807
Long-term derivative financial assets	16,27,28		75,884	67,728
Other non-current assets			47	60

Total Non-Current Assets			19,610,528	20,022,549

Total Assets		~~W~~	22,464,621	22,712,462

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,27,28	~~W~~	250,000	200,000
Current installments of debentures and long-term borrowings, net	12,27,28		282,172	211,863
Current installments of long-term payables – other	13,27,28		118,358	189,389
Accounts payable – other	27,28,29		1,466,153	1,086,485
Withholdings	27,28		606,268	801,119
Accrued expenses	27,28		475,583	615,488
Income tax payable	25		206,757	91,315
Unearned revenue			69,031	92,783
Provisions	14		36,748	50,456
Advanced receipts			47,279	39,148

Total Current Liabilities			3,558,349	3,378,046

Non-Current Liabilities:
Debentures, excluding current installments, net	12,27,28		4,688,894	4,655,137
Long-term borrowings, excluding current installments	12,27,28		80,570	80,147
Long-term payables - other	13,27,28		542,125	657,001
Long-term unearned revenue			10,405	19,544
Defined benefit liabilities	15		28,283	15,555
Long-term derivative financial liabilities	16,27,28		122,977	130,889
Long-term provisions	14		20,788	27,676
Deferred tax liabilities	25		125,313	144,876
Other non-current liabilities	27,28		62,467	61,370

Total Non-Current Liabilities			5,681,822	5,792,195

Total Liabilities			9,240,171	9,170,241

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		433,894	433,894
Retained earnings	20		12,694,668	12,996,790
Reserves	21		51,249	66,898

Total Equity			13,224,450	13,542,221

Total Liabilities and Equity		~~W~~	22,464,621	22,712,462

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2015 and 2014

(In millions of won except for per share data)	Note	March 31, 2015		March 31, 2014

Operating revenue:	29
Revenue		~~W~~	3,133,456	3,263,703

Operating expense:	29
Labor cost			173,327	166,038
Commissions paid			1,343,070	1,589,115
Depreciation and amortization			524,937	509,054
Network interconnection			169,921	214,875
Leased line			96,203	96,862
Advertising			32,630	39,438
Rent			97,930	92,723
Cost of products that have been resold			113,509	113,943
Other operating expenses	22		174,103	190,361

			2,725,630	3,012,409

Operating income			407,826	251,294
Finance income	24		65,504	27,055
Finance costs	24		(68,428)	(67,559)
Other non-operating income	23		5,386	15,023
Other non-operating expenses	23		(31,527)	(29,869)

Profit before income tax			378,761	195,944

Income tax expense	25		82,975	42,411

Profit for the period		~~W~~	295,786	153,533

Earnings per share	26
Basic earnings per share (in won)		~~W~~	4,170	2,164

Diluted earnings per share (in won)		~~W~~	4,170	2,164

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	March 31, 2015		March 31, 2014

Profit for the period		~~W~~	295,786	153,533

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		(2,043)	(3,118)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21		(25,049)	(42,295)
Net change in unrealized fair value of derivatives	16,21		9,400	4,371

Other comprehensive loss for the period, net of taxes			(17,692)	(41,042)

Total comprehensive income		~~W~~	278,094	112,491

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)
			Capital surplus (deficit) and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2014	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

Cash dividends		—	—	—	—	—	—	(595,865)	—	(595,865)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	153,533	—	153,533
Other comprehensive loss		—	—	—	—	—	—	(3,118)	(37,924)	(41,042)

		—	—	—	—	—	—	150,415	(37,924)	112,491

Balance, March 31, 2014	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,220,249	133,252	12,832,034

Balance, January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221
Cash dividends		—	—	—	—	—	—	(595,865)	—	(595,865)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	295,786	—	295,786
Other comprehensive loss		—	—	—	—	—	—	(2,043)	(15,649)	(17,692)

		—	—	—	—	—	—	293,743	(15,649)	278,094

Balance, March 31, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,694,668	51,249	13,224,450

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	March 31, 2015		March 31, 2014

Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		~~W~~	295,786	153,533
Adjustments for income and expenses	31		657,232	637,404
Changes in assets and liabilities related to operating activities	31		(516,146)	(279,561)

Sub-total			436,872	511,376
Interest received			3,962	6,204
Dividends received			—	129
Interest paid			(60,519)	(60,277)
Income tax refund received			19,724	21,677

Net cash provided by operating activities			400,039	479,109

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	25,000
Decrease in short-term financial instruments, net			—	28,000
Collection of short-term loans			59,428	54,900
Proceeds from disposal of long-term investment securities			1,739	10,217
Proceeds from disposal of property and equipment			497	507
Decrease in long-term financial instruments			2,522	—
Collection of long-term loans			219	988
Proceeds from disposal of other non-current assets			13	—

Sub-total			64,418	119,612
Cash outflows for investing activities:
Increase in short-term investment securities, net			(59,842)	—
Increase in short-term loans			(57,989)	(62,174)
Increase in long-term financial instruments			(2,522)	—
Acquisition of long-term investment securities			(12,334)	(1,121)
Acquisition of investments in subsidiaries and associates			(13,865)	—
Acquisition of property and equipment			(377,971)	(488,482)
Acquisition of intangible assets			(3,447)	(13,352)
Increase in other non-current assets			—	(103)

Sub-total			(527,970)	(565,232)

Net cash used in investing activities		~~W~~	(463,552)	(445,620)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	March 31, 2015		March 31, 2014

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	50,000	140,000
Proceeds from long-term borrowings		—	3,552
Proceeds from issuance of debentures		298,718	—

Sub-total		348,718	143,552
Cash outflows for financing activities:
Repayments of long-term account payables-other		(190,134)	(207,668)
Repayments of debentures		(200,000)	(96,151)

Sub-total		(390,134)	(303,819)

Net cash used in financing activities		(41,416)	(160,267)

Net decrease in cash and cash equivalents		(104,929)	(126,778)
Cash and cash equivalents at beginning of the period		248,311	448,459
Effects of exchange rate changes on cash and cash equivalents		(75)	(24)

Cash and cash equivalents at end of the period	~~W~~	143,307	321,657

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2015, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2014.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

2.	Basis of Presentation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 28.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2015.

(1)	Changes in accounting policies

The following amendment to existing standards has been published and are mandatory for the Company for annual periods beginning on or after July 1, 2014.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the Company’s financial statements.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

4.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2015 and December 31, 2014 are summarized as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Short-term financial instruments(*)	~~W~~	85,500	85,500
Long-term financial instruments(*)		69	69
Guarantee deposits		280	280

	~~W~~	85,849	85,849

(*)	Financial instruments include charitable trust fund established by the Company. Profits from the fund are donated to charitable institutions. As of March 31, 2015, the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,669,078	(118,148)	1,550,930
Short-term loans		71,346	(713)	70,633
Accounts receivable - other		367,037	(59,274)	307,763
Accrued income		6,820	—	6,820

		2,114,281	(178,135)	1,936,146
Non-current assets:
Long-term loans		55,807	(21,630)	34,177
Guarantee deposits		160,636	—	160,636

		216,443	(21,630)	194,813

	~~W~~	2,330,724	(199,765)	2,130,959

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable - other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	~~W~~	2,324,729	(189,851)	2,134,878

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Balance at January 1	~~W~~	189,851	174,480
Increase of bad debt allowances		7,265	6,966
Reversal of allowances for doubtful accounts		(2,154)	—
Write-offs		(340)	(252)
Collection of receivables previously written-off		5,143	5,057

Balance at March 31	~~W~~	199,765	186,251

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,197,446	550,864	1,182,627	553,014
Overdue but not impaired		47,418	—	47,663	—
Impaired		424,214	110,782	435,651	105,774

		1,669,078	661,646	1,665,941	658,788
Allowances for doubtful accounts		(118,148)	(81,617)	(106,660)	(83,191)

	~~W~~	1,550,930	580,029	1,559,281	575,597

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Less than 1 month	~~W~~	12,044	12,045
1 ~ 3 months		14,984	15,222
3 ~ 6 months		8,591	8,591
More than 6 months		11,799	11,805

	~~W~~	47,418	47,663

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Beneficiary certificates(*)	~~W~~	257,105	197,003
Current installments of long-term investment securities		—	158

	~~W~~	257,105	197,161

(*)	The interest distributions arising from beneficiary certificates as of March 31, 2015, were accounted for as accrued income.

(2)	Details of long-term investment securities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	~~W~~	465,667	490,741
Unlisted equity securities(*1)		39,030	28,696
Equity investments(*2)		66,575	73,054

		571,272	592,491
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		15,976	16,306

		15,976	16,464

Total		587,248	608,955
Less current installments of long-term investment securities		—	(158)

Long-term investment securities	~~W~~	587,248	608,797

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Less than 1 year	~~W~~	—	158

(*4)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~7,486 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

7.	Non-current Assets Held for Sale

Non-current assets held for sale as of March 31, 2015 are as follows:

(In millions of won)
March 31, 2015
Investments in associates:
KEB HanaCard Co., Ltd. (*)	~~W~~	176,305

(*)	During the three-month period ended March 31, 2015, a disposal plan for 27,725,264 shares of KEB HanaCard Co., Ltd.(10.4% ownership interest) has been committed to and the related investment in KEB HanaCard Co., Ltd. was reclassified as assets held for sale. On April 3, 2015, the Company disposed of its investment in KEB HanaCard Co., Ltd.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Investments in subsidiaries	~~W~~	3,638,151	3,614,750
Investments in associates		4,381,178	4,567,019

	~~W~~	8,019,329	8,181,769

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)	March 31, 2015				December 31, 2014
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	~~W~~	144,740	144,740
SK Broadband Co., Ltd.(*)	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	72,927,317	100.0		1,538,020	1,538,020
Neosnetworks Co., Ltd.	31,310	66.7		23,968	23,968
IRIVER LIMITED	15,202,039	49.0		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		83,871	83,871
YTK Investment Ltd.	—	100.0		27,945	27,945
Atlas Investment	—	100.0		77,050	77,050
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	25,784

			~~W~~	3,638,151	3,614,750

(*)	On March 20, 2014, the Board of Directors of the Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. will become a wholly-owned subsidiary of the Company.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)	March 31, 2015				December 31, 2014
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	382,000	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1,3)	39,902,323	15.0		253,739	430,044
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.	5,870,290	26.0		37,959	37,959
SK Industrial Development China Co., Ltd.	77,762,360	21.0		83,691	83,691
Packet One Network(*1)	2,265,944	13.6		60,706	60,706
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		59,201	68,737

			~~W~~	4,381,178	4,567,019

(*1)	Classified as investments in associates as the Company can exercise significant influence through its participation on the board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	During the three-month period ended March 31, 2015, a disposal plan for 27,725,264 shares of KEB HanaCard Co., Ltd. has been committed to and 41% of its investment in KEB HanaCard Co., Ltd. to be disposed was reclassified as non-current assets held for sale. (See Note 7)

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	March 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED	~~W~~	5,970	15,202,039	90,756	6,370	15,202,039	96,837
SK Broadband Co., Ltd.		4,560	149,638,354	682,351	4,380	149,638,354	655,416

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	448,255	5	(288)	3,670	—	451,642
Buildings		568,874	45	(193)	4,036	(8,676)	564,086
Structures		350,915	5	(109)	3,906	(8,490)	346,227
Machinery		5,277,929	1,536	(454)	242,596	(393,001)	5,128,606
Other		430,478	240,804	(542)	(148,152)	(26,997)	495,591
Construction in progress		629,455	54,654	—	(115,103)	—	569,006

	~~W~~	7,705,906	297,049	(1,586)	(9,047)	(437,164)	7,555,158

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	416,991	—	—	6,602	—	423,593
Buildings		585,375	3	(101)	3,785	(8,572)	580,490
Structures		363,093	—	—	2,899	(8,118)	357,874
Machinery		4,945,088	650	(611)	378,142	(382,657)	4,940,612
Other		472,832	218,442	(348)	(83,919)	(24,867)	582,140
Construction in progress		676,607	29,949	(882)	(308,178)	—	397,496

	~~W~~	7,459,986	249,044	(1,942)	(669)	(424,214)	7,282,205

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

10.	Goodwill

Goodwill as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

11.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(70,132)	1,313,912
Land use rights		14,016	581	—	—	(1,207)	13,390
Industrial rights		10,583	1,848	—	—	(1,000)	11,431
Facility usage rights		15,843	226	(12)	17	(632)	15,442
Memberships		63,465	61	—	—	—	63,526
Other		440,218	731	—	27,313	(42,704)	425,558

	~~W~~	1,928,169	3,447	(12)	27,330	(115,675)	1,843,259

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	~~W~~	1,664,571	—	—	—	(70,132)	1,594,439
Land use rights		9,752	—	—	—	(978)	8,774
Industrial rights		9,113	1,948	—	—	(1,043)	10,018
Facility usage rights		16,155	241	(16)	342	(620)	16,102
Memberships		82,815	—	—	—	—	82,815
Other		456,761	11,163	—	12,534	(39,542)	440,916

	~~W~~	2,239,167	13,352	(16)	12,876	(112,315)	2,153,064

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

11.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	174,616	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		28,544	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		253,400	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		847,935	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		9,417	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,313,912

12.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2015		December 31, 2014
Korea Development Bank	2.48	Apr. 30, 2015	~~W~~	100,000	100,000
Korea Development Bank	2.11	Sep. 30, 2015		100,000	—
CP	2.37	Jan. 15, 2015		—	100,000
	1.81	Apr. 16, 2015		50,000	—

			~~W~~	250,000	200,000

(2)	Long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2015		December 31, 2014
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	95,403		94,903
			(USD	86,338)	(USD	86,338)

				95,403		94,903
Less present value discount on long-term borrowings				(2,472)		(2,623)

				92,931		92,280
Less current installments of long-term borrowings				(12,361)		(12,133)

			~~W~~	80,570		80,147

(*)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

12.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		—		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		230,000
Unsecured private bonds		2033	3.22		130,000		130,000
Unsecured private bonds		2019	3.30		50,000		50,000
Unsecured private bonds		2024	3.64		150,000		150,000
Unsecured private bonds(*2)		2029	4.73		56,163		55,188
Unsecured private bonds(*2)		2029	4.72		56,154		55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000		160,000
Unsecured private bonds		2021	2.66		150,000		150,000
Unsecured private bonds		2024	2.82		190,000		190,000
Unsecured private bonds		2022	2.40		100,000		—
Unsecured private bonds		2025	2.49		150,000		—
Unsecured private bonds		2030	2.61		50,000		—
Foreign global bonds	Operating fund	2027	6.63		442,000		439,680

				(USD	400,000)	(USD	400,000)
Swiss unsecured private bonds		2017	1.75		342,831		333,429
				(CHF	300,000)	(CHF	300,000)
Foreign global bonds		2018	2.13		773,500		769,440
				(USD	700,000)	(USD	700,000)
Australian unsecured private bonds		2017	4.75		253,680		269,727
				(AUD	300,000)	(AUD	300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		331,500		329,760
				(USD	300,000)	(USD	300,000)

Sub-total					4,985,828		4,882,401
Less discounts on bonds					(27,123)		(27,534)

					4,958,705		4,854,867
Less current installments of bonds					(269,811)		(199,730)

				~~W~~	4,688,894		4,655,137

(*1)	As of March 31, 2015, 3M Libor rate is 0.27%.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

12.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*2)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ~~W~~12,317 million as of March 31, 2015.

13.	Long-term Payables - Other

(1)	As of March 31, 2015 and December 31, 2014, long-term payables – other which consist of payables related to the acquisition of W-CDMA licenses for 800MHz, 2.3GHz and 1.8GHz frequencies are as follows (See Note 11):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	~~W~~	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables – other					(49,405)	(53,633)

					660,483	846,390
Less current installments of long-term payables – other					(120,718)	(190,134)
Current installments of present value discount on long-term payables – other					2,360	745

Carrying amount at period end				~~W~~	542,125	657,001

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

(2)	The repayment schedule of long-term payables – other as of March 31, 2015 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	~~W~~	709,888

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended March 31, 2015						As of March 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy	~~W~~	26,799	—	(2,333)	(18,172)	6,294	3,519	2,775
Provision for restoration		51,333	950	(223)	(818)	51,242	33,229	18,013

	~~W~~	78,132	950	(2,556)	(18,990)	57,536	36,748	20,788

(In millions of won)	For the three-month period ended March 31, 2014						As of March 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy	~~W~~	53,923	40,490	(28,237)	—	66,176	45,836	20,340
Provision for restoration		32,173	594	(96)	(664)	32,007	14,734	17,273

	~~W~~	86,096	41,084	(28,333)	(664)	98,183	60,570	37,613

The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Present value of defined benefit obligations	~~W~~	204,352	195,130
Fair value of plan assets		(176,069)	(179,575)

	~~W~~	28,283	15,555

(2)	Principal actuarial assumptions as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.91%	2.91%
Expected rate of salary increase	3.80%	3.80%

Discount rate for defined benefit obligations is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

15.	Defined Benefit Liabilities, Continued

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Beginning balance	~~W~~	195,130	154,460
Current service cost		8,862	7,980
Interest cost		1,353	1,439
Remeasurement
- Demographic assumption		16	—
- Adjustment based on experience		380	3,569
Benefit paid		(2,960)	(8,810)
Others(*)		1,571	1,115

Ending balance	~~W~~	204,352	159,753

(*)	Others for the three-month periods ended March 31, 2015 and 2014 include transfer to construction in progress and liabilities in relation to executives transferred from affiliates.

(4)	Changes in plan assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Beginning balance	~~W~~	179,575	131,574
Interest income		1,229	1,233
Actuarial loss		(2,301)	(544)
Benefit paid		(2,434)	(1,801)

Ending balance	~~W~~	176,069	130,462

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Current service cost	~~W~~	8,862	7,980
Net Interest cost		124	206

	~~W~~	8,986	8,186

The above costs are recognized in labor cost or research and development.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

16.	Derivative Instruments, Continued

(2)	As of March 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 100,000)	~~W~~	—	—	—	—	10,442		10,442
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(37,223)	(11,884)	(15,257)	129,806	—		65,442

Total assets							~~W~~	75,884

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(6,683)	(2,134)	(20,620)	—	—		(29,437)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(19,681)	(6,284)	10,088	—	—		(15,877)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,779	1,526	(81,472)	—	—		(75,167)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,848)	(1,867)	6,402	—	—		(1,313)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,388)		(4,152)	(1,325)	4,294	—	—		(1,183)

Total liabilities							~~W~~	(122,977)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to May 12, 2010.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

17.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	March 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 18)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 19)		398,518	398,518
Others		(722,741)	(722,741)

	~~W~~	433,894	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the three-month period ended March 31, 2015 and the year ended December 31, 2014 and details of shares outstanding as of March 31, 2015 and December 31, 2014 are as follows:

(In shares)	March 31, 2015			March 31, 2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

18.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, shares)
	March 31, 2015		December 31, 2014
Number of shares		9,809,375	9,809,375
Amount	~~W~~	2,139,683	2,139,683

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

19.	Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

20.	Retained Earnings

(1)	Retained earnings as of March 31, 2015 and December 31 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		87,300	151,534
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,058	12,066,292
Unappropriated		297,610	930,498

	~~W~~	12,694,668	12,996,790

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

21.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	~~W~~	120,057	145,106
Unrealized fair value of derivatives		(68,808)	(78,208)

	~~W~~	51,249	66,898

(2)	Changes in reserves for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended March 31, 2015
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	~~W~~	145,106	(78,208)	66,898
Changes		(33,046)	12,401	(20,645)
Tax effect		7,997	(3,001)	4,996

Balance at March 31, 2015	~~W~~	120,057	(68,808)	51,249

(In millions of won)	For the three-month period ended March 31, 2014
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2014	~~W~~	211,209	(40,033)	171,176
Changes		(55,798)	5,766	(50,032)
Tax effect		13,503	(1,395)	12,108

Balance at March 31, 2014	~~W~~	168,914	(35,662)	133,252

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014

Other Operating Expenses:
Communication expenses	~~W~~	9,583	11,192
Utilities		49,281	46,125
Taxes and dues		4,393	4,767
Repair		38,474	41,443
Research and development		48,883	51,104
Training		5,740	6,216
Bad debt for accounts receivable - trade		7,265	3,995
Other		10,484	25,519

	~~W~~	174,103	190,361

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014

Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	71	112
Reversal of allowance for doubtful accounts		2,154	—
Others		3,161	14,911

	~~W~~	5,386	15,023

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,172	1,563
Donations		5,446	7,979
Bad debt for accounts receivable – other		—	2,971
Others(*)		24,909	17,356

	~~W~~	31,527	29,869

(*)	Others for the three-month periods ended March 31, 2015 and 2014 primarily consists of penalties amounting to ~~W~~24.4 billion and ~~W~~16.7 billion, respectively.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014

Finance Income:
Interest income	~~W~~	5,695	6,828
Dividends		54,423	9,628
Gain on foreign currency transactions		2,176	3,998
Gain on foreign currency translations		145	499
Gain relating to financial assets at fair value through profit or loss		—	1,067
Gain on disposal of long-term investment securities		1,336	4,916
Gain on settlement of derivatives		—	119
Gain on valuation of derivatives		1,729	—

	~~W~~	65,504	27,055

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Finance Costs:
Interest expense	~~W~~	61,226	63,899
Loss on foreign currency transactions		4,649	3,635
Loss on foreign currency translations		269	19
Loss on disposal of long-term investment securities		2	1
Loss relating to financial assets at fair value through profit or loss		331	—
Loss relating to financial liabilities at fair value through profit or loss		1,951	5

	~~W~~	68,428	67,559

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest income on cash equivalents and deposits	~~W~~	1,815	3,546
Interest income on installment receivables and others		3,880	3,282

	~~W~~	5,695	6,828

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest expense on bank overdrafts and borrowings	~~W~~	3,029	4,335
Interest expense on debentures		47,303	47,158
Others		10,894	12,406

	~~W~~	61,226	63,899

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Bad debt for accounts receivable - trade	~~W~~	7,265	3,995
Bad debt for accounts receivable - other		—	2,971

	~~W~~	7,265	6,966

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

25.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2015		March 31, 2014
Profit for the period	~~W~~	295,786	153,533
Weighted average number of common shares outstanding		70,936,336	70,936,336

Basic earnings per share (In won)	~~W~~	4,170	2,164

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2015 and 2014 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2015	March 31, 2014
Outstanding common shares	80,745,711	80,745,711
Weighted average number of treasury stocks	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding	70,936,336	70,936,336

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 are the same as basic earnings per share.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

27.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	143,307	—	143,307
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	257,105	—	—	257,105
Long-term investment securities(*1)		7,486	579,762	—	—	587,248
Accounts receivable - trade		—	—	1,550,930	—	1,550,930
Loans and other receivables(*2)		—	—	580,029	—	580,029
Derivative financial assets		10,442	—	—	65,442	75,884

	~~W~~	17,928	836,867	2,417,335	65,442	3,337,572

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable - trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	~~W~~	16,530	798,141	2,526,258	59,015	3,399,944

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

27.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*2)	Details of loans and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Short-term loans	~~W~~	70,633	67,989
Accounts receivable – other		307,763	305,990
Accrued income		6,820	6,354
Long-term loans		34,177	38,457
Guarantee deposits		160,636	156,807

	~~W~~	580,029	575,597

(2)	Financial liabilities by categories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	122,977	122,977
Borrowings		—	342,931	—	342,931
Debentures (*1)		112,317	4,846,388	—	4,958,705
Accounts payable - other and others (*2)		—	2,635,772	—	2,635,772

	~~W~~	112,317	7,825,091	122,977	8,060,385

(In millions of won)
	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures (*1)		110,365	4,744,502	—	4,854,867
Accounts payable - other and others (*2)		—	2,582,608	—	2,582,608

	~~W~~	110,365	7,619,390	130,889	7,860,644

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2015 and December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable and other payables as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Accounts payable - other	~~W~~	1,466,153	1,086,485
Withholdings		—	3
Accrued expenses		475,583	615,488
Current installments of long-term payables - other		118,358	189,389
Long-term payables - other		542,125	657,001
Other non-current liabilities		33,553	34,242

	~~W~~	2,635,772	2,582,608

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary foreign currency assets and liabilities as of March 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	50,337	~~W~~	55,607	1,472,503	~~W~~	1,627,115
EUR	15,015		18,004	—		—
JPY	34,852		321	—		—
AUD	—		—	298,655		252,543
CHF	—		—	299,059		341,756
Others	167		176	314		92

		~~W~~	74,108		~~W~~	2,221,506

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 16)

As of March 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,249	(5,249)
EUR		1,767	(1,767)
JPY		32	(32)
Others		8	(8)

	~~W~~	7,056	(7,056)

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2015, available-for-sale equity instruments measured at fair value amounts to ~~W~~553,629 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(iii) Interest rate risk, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2015, floating-rate debentures amount to ~~W~~331,500 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2015 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Cash and cash equivalents	~~W~~	143,277	248,281
Financial instruments		143,069	143,069
Available-for-sale financial assets		8,490	8,648
Accounts receivable – trade		1,550,930	1,559,281
Loans and receivables		580,029	575,597
Derivative financial assets		75,884	67,728
Financial assets at fair value through profit or loss		7,486	7,817

	~~W~~	2,509,165	2,610,421

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2015, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 24.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*1)	~~W~~	342,931	352,808	264,426	55,537	32,845
Debentures(*1)		4,958,705	6,161,748	446,350	3,065,830	2,649,568
Accounts payable - other and others(*2)		2,635,772	2,708,977	2,036,981	550,877	121,119

	~~W~~	7,937,408	9,223,533	2,747,757	3,672,244	2,803,532

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of March 31, 2015, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	65,442	70,425	8,497	34,131	27,797
Liabilities		(122,977)	(127,972)	(15,752)	(111,777)	(443)

	~~W~~	(57,535)	(57,547)	(7,255)	(77,646)	27,354

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2014.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Liability	~~W~~	9,240,171	9,170,241
Equity		13,224,450	13,542,221

Debt-equity ratio		69.87%	67.72%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	17,928	—	10,442	7,486	17,928
Derivative financial assets		65,442	—	65,442	—	65,442
Available-for-sale financial assets		553,629	465,667	47,105	40,857	553,629

	~~W~~	636,999	465,667	122,989	48,343	636,999

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	143,307	—	—	—	—
Available-for-sale financial assets(*1,2)		283,238	—	—	—	—
Accounts receivable – trade and others(*1)		2,130,959	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	~~W~~	2,700,573	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	112,317	—	112,317	—	112,317
Derivative financial liabilities		122,977	—	122,977	—	122,977

	~~W~~	235,294	—	235,294	—	235,294

Financial liabilities that cannot be measured at fair value
Borrowings	~~W~~	342,931	—	345,491	—	345,491
Debentures		4,846,388	—	5,275,925	—	5,275,925
Accounts payable - other and others(*1)		2,635,772	—	—	—	—

	~~W~~	7,825,091	—	5,621,416	—	5,621,416

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	~~W~~	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable – trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	~~W~~	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	~~W~~	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	~~W~~	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable - other and others(*1)		2,582,608	—	—	—	—

	~~W~~	7,619,390	—	5,403,575	—	5,403,575

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of March 31, 2015 are as follows:

Interest rate
Derivative instruments	1.70 ~ 2.03%
Borrowings and Debentures	2.11 ~ 2.17%

3)	There have been no transfers from Level 2 to Level 1 for the three-month period ended March 31, 2015 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2015 are as follows:

(In millions of won)
	Balance at January 1		Loss for the period	Other comprehensive loss	Balance at March 31
Financial assets at fair value through profit or loss	~~W~~	7,817	(331)	—	7,486
Available-for-sale financial assets		48,932	—	(8,075)	40,857

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2015 are as follows:

(In millions of won)
					Relevant amount not offset on the statements of financial position
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	~~W~~	54,070	—	54,070	(45,421)	—	8,649
Accounts receivable – trade and others		106,905	(97,155)	9,750	—	—	9,750

	~~W~~	160,975	(97,155)	63,820	(45,421)	—	18,399

Financial liabilities:
Derivatives(*)	~~W~~	45,421	—	45,421	(45,421)	—	—
Accounts payable – other and others		97,155	(97,155)	—	—	—	—

	~~W~~	142,576	(97,155)	45,421	(45,421)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)
					Relevant amount not offset on the statements of financial position
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	~~W~~	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	~~W~~	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	~~W~~	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	~~W~~	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others(*)
Joint ventures	Dogus Planet, Inc. and four others
Associates	SK hynix Inc. and 50 others
Affiliates	The Ultimate Controlling Entity’s investor using the equity method and the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of March 31, 2015, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	56.0	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	50.6	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
BNCP Co., Ltd.	100.0	Internet website services
Icon Cube Holdings Co., Ltd.	100.0	Investment association
Icon Cube Co., Ltd.	100.0	Internet website services
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	66.7	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
Groovers JP Ltd.	100.0	Digital music contents sourcing and distribution service
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan, K. K.	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction application development

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Salaries	~~W~~	1,357	1,339
Provision for retirement benefits		121	568

	~~W~~	1,478	1,907

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)		For the three-month period ended March 31, 2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	141	177,730	—	—
Subsidiaries	SK Broadband Co., Ltd.		25,694	127,393	23	—
	PS&Marketing Corporation		2,627	245,663	67	—
	Network O&S Co., Ltd.		903	31,999	—	—
	SK Planet Co., Ltd.		11,170	131,948	80	—
	SK Telink Co., Ltd.		14,054	7,932	—	—
	Service Ace Co., Ltd.		1,898	39,934	—	—
	Service Top Co., Ltd.		1,983	38,884	—	—
	Others		3,029	7,891	78	—

			61,358	631,644	248	—

Associates	F&U Credit information Co., Ltd.		449	11,513	—	—
	HappyNarae Co., Ltd.		18	415	320	—
	SK hynix Inc.(*2)		46,589	5	—	—
	SK Wyverns Baseball Club Co., Ltd.		281	9,606	—	—
	KEB HanaCard Co., Ltd.		5,432	5,386	—	—
	Others		115	1,723	—	500

			52,884	28,648	320	500

Other	SK Engineering & Construction Co., Ltd.		3,374	996	27,544	—
	SK C&C Co., Ltd.		1,221	58,126	28,722	—
	SK Networks Co., Ltd.		940	3,908	—	—
	SK Networks service Co., Ltd.		2,298	2,878	4	—
	SK Telesys Co., Ltd.		49	2,214	39,117	—
	Others		2,547	5,836	306	—

			10,429	73,958	95,693	—

Total		~~W~~	124,812	911,980	96,261	500

(*1)	Operating expense and others include ~~W~~171,053 million of dividends declared by the Company.
(*2)	Operating revenue and others include ~~W~~43,830 million of dividend income accrued by the Company.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	111	177,489	—
Subsidiaries	SK Broadband Co., Ltd.		30,954	120,116	—
	PS&Marketing Corporation		2,695	160,114	—
	Network O&S Co., Ltd.		649	31,887	—
	SK Planet Co., Ltd.		12,863	141,332	500
	SK Telink Co., Ltd.		11,219	7,673	3
	Service Ace Co., Ltd.		1,750	36,930	—
	Service Top Co., Ltd.		1,642	39,691	—
	Others		1,106	7,471	—

			62,878	545,214	503

Associates	F&U Credit information Co., Ltd.		478	11,664	—
	HappyNarae Co., Ltd.		—	903	767
	SK hynix Inc.		1,859	879	—
	SK Wyverns Baseball Club Co., Ltd.		3	8,921	—
	HanaSK Card Co., Ltd.(*2)		6,971	768	—
	Others		76	1,743	—

			9,387	24,878	767

Other	SK Engineering & Construction Co., Ltd.		626	—	—
	SK C&C Co., Ltd.		686	56,312	23,356
	SK Networks Co., Ltd.		4,823	143,940	2
	SK Networks Service		—	4,879	—
	SK Telesys co., Ltd		56	268	21,199
	Others		2,246	4,851	357

			8,437	210,250	44,914

Total		~~W~~	80,813	957,831	46,184

(*1)	Operating expense and others include ~~W~~171,053 million of dividends declared by the Company.
(*2)	During the year ended December 31, 2014, due to the merger with Hana SK Card Co., Ltd., the Company’s associate and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)		March 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	127	171,053
Subsidiaries	SK Broadband Co., Ltd.		—	4,131	11,069
	PS&Marketing Corporation		—	2,449	69,004
	Network O&S Co., Ltd.		—	35	1,376
	SK Planet Co., Ltd.		—	11,113	34,165
	SK Telink Co., Ltd.		—	10,360	4,917
	Service Ace Co., Ltd.		—	—	19,939
	Service Top Co., Ltd.		—	14	18,525
	Others		—	9,768	12,213

			—	37,870	171,208

Associates	HappyNarae Co., Ltd.		—	—	351
	SK hynix Inc.		—	46,295	—
	SK Wyverns Baseball Club., Ltd.		1,221	102	—
	Wave City Development Co., Ltd.		1,700	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,701	3,769
	Others		—	477	1,525

			25,068	86,987	5,645

Other	SK Engineering and Construction Co., Ltd.		—	2,643	46
	SK C&C Co., Ltd.		—	1,364	36,428
	SK Networks Co., Ltd.		—	1,660	1,157
	SK Networks Services Co., Ltd.		—	3	215
	SK Telesys Co., Ltd.		—	257	222
	SK Innovation Co., Ltd.		—	1,374	136
	Others		—	791	2,301

			—	8,092	40,505

Total		~~W~~	25,068	133,076	388,411

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

29.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432
	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK Innovation Co., Ltd.		—	1,510	247
	Others		—	2,592	6,108

			—	7,500	95,215

Total		~~W~~	24,568	85,888	367,536

(5)	As of March 31, 2015, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.
(6)	For the year ended December 31, 2014, the company acquired convertible bonds with a face value of ~~W~~5,000 million and ~~W~~6,000 million, respectively, from IRIVER LIMITED and Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

30.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized as profit or loss.

The Company recognized lease payment of ~~W~~3,635 million and ~~W~~3,519 million, respectively, in relation to the above operating lease agreement and lease revenue of ~~W~~2,385 million and ~~W~~2,258 million, respectively, in relation to the sublease agreement for the three-month periods ended March 31, 2015 and 2014. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	~~W~~	14,648	9,540
1~5 years		55,167	31,878
More than 5 years		37,438	18,557

	~~W~~	107,253	59,975

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Interest income	~~W~~	(5,695)	(6,828)
Dividends		(54,423)	(9,628)
Gain on foreign currency translations		(145)	(499)
Gain relating to financial assets at fair value through profit or loss		—	(1,067)
Gain on disposal of long-term investment securities		(1,336)	(4,916)
Gain on settlement of derivatives		—	(119)
Gain on disposal of property and equipment and intangible assets		(71)	(112)
Reversal of allowance for doubtful accounts		(2,154)	—
Gain on valuation of derivatives		(1,729)	—
Interest expenses		61,226	63,899
Loss on foreign currency translations		269	19
Loss relating to financial assets at fair value through profit or loss		331	—
Loss relating to financial liabilities at fair value through profit or loss		1,951	5
Loss on disposal of long-term investments securities		2	1
Income tax expense		82,975	42,411
Provision for retirement benefits		8,986	8,186
Depreciation and amortization		552,839	536,529
Bad debt for accounts receivable – trade		7,265	3,995
Loss on disposal of property and equipment and intangible assets		1,172	1,563
Bad debt for accounts receivable – other		—	2,971
Other expenses		5,769	994

	~~W~~	657,232	637,404

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2015 and 2014

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Accounts receivable – trade	~~W~~	1,115	37,533
Accounts receivable – other		60,816	69,009
Advance payments		(49,261)	(30,558)
Prepaid expenses		3,411	6,016
Inventories		(2,348)	(5,666)
Long-term prepaid expenses		66	(6)
Guarantee deposits		(2,593)	8,779
Accounts payable – other		(142,517)	(458,039)
Advanced receipts		8,132	5,388
Withholdings		(194,850)	73,428
Deposits received		(4,351)	(98)
Accrued expenses		(141,100)	31,275
Unearned revenue		(32,891)	(24,169)
Provisions		(11,325)	(7,497)
Long-term provisions		(9,181)	19,984
Plan assets		2,434	1,801
Retirement benefit payment		(2,960)	(8,810)
Others		1,257	2,069

	~~W~~	(516,146)	(279,561)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2015		March 31, 2014
Transfer of other property and equipment and others to construction in progress	~~W~~	171,048	100,036
Transfer of construction in progress to property and equipment and intangible assets		286,151	408,256
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets		(80,922)	(239,438)

53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Yong Hwan Lee
(Signature)

Name:	Yong Hwan Lee
Title:	Chief Financial Officer

Date: June 15, 2015